08000110

RECEIVED

2008 JAN -9 A 6:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 02, 2008

From: **MMX Mineração e Metálicos S.A. — Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

File No. 082-35042

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") afforded by Rule 12g3-2(b) thereunder, MMX Mineração e Metálicos S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil, hereby submits the following documents:

1. *Financial Statements Report for the Quarter ended September 30, 2007, presented in Brazilian Legislation, filed with Brazilian SEC on November 14, 2007 (English version)*

2. *Consolidated Share Ownership Form for the month of November filed with Brazilian SEC on December 10, 2007(English version)*

3. *Material Fact Notice filed with Brazilian SEC on December 13, 2007 (English version)*

4. *Material Fact Notice filed with Brazilian SEC on December 19, 2007 (English version)*

5. *Public Announcement filed with Brazilian SEC on Januar[y] 2008 (English version)*

PROCESSED
JAN 10 2008
THOMSON
FINANCIAL

The information contained in this letter is being furnished pursuant to Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such

dw 1/9

documents and information shall constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

If you have any questions or comments please contact the undersigned at 011-55-(21) 2555-5558.

Very truly yours,

Gina Pinto

CONSOLIDATED FORM

Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between November 1st, 2007 and November 30, 2007 the following transactions occurred with securities, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.							
Company and Related Persons	**(X) Board of Directors**		**( ) Executive Officers**		**( ) Audit Committee**	**( ) Technical and Consulting Committees**	
Initial Balance							
Securities / Derivatives	Securities Characteristics				Quantity	% of participation	
						Same Class and Type	Total
Shares	Common				104,458	0.69%	0.69%
Shares	Preferred				0	0.00%	0.00%
Transactions in the month							
Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common		Transfer of shares from special advisor of the board to controlling shareholder.	11/29/07	(374)		
Final Balance							
Securities / Derivatives	Securities Characteristics				Quantity	% of participation	
						Same Class and Type	Total
Shares	Common				104,084	0.68%	0.68%
Shares	Preferred				0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

CONSOLIDATED FORM
Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between November 1st, 2007 and November 30, 2007 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**( ) Board of Directors**	**(X) Executive Officers**	**( ) Audit Committee**	**( ) Technical and Consulting Committees**

Initial Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	159,976	1.05%	1.05%
Shares	Preferred	0	0.00%	0.00%

Transactions in the month

Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price	Volume (R$)

There were no transactions in the referred month

Final Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	159,976	1.05%	1.05%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

CONSOLIDATED FORM

Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between November 1st, 2007 and November 30, 2007 the following transactions occurred with securities, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**( ) Board of Directors**	**( ) Executive Officers**	**( ) Audit Committee**	**(X) Controlling Shareholders**

Initial Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	9,408,980	61.78%	61.78%
Shares	Preferred	0	0.00%	0.00%

Transactions in the month

Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common		Transfer of shares from special advisor of the board	11/29/07	374		

Final Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	9,409,354	61.78%	61.78%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred Controlling Shareholder, plus shares owned by their related persons.

RECEIVED

2008 JAN -9 A 6: 07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MMXM3 NOVO MERCADO BOVESPA BRASIL

MMX MINERAÇÃO E METÁLICOS S.A.

Public Company

PUBLIC ANNOUNCEMENT

MMX Mineração e Metálicos S.A. ("MMX" or the "Company") (Bovespa: MMXM3; TSX: XMM), pursuant to article 157 of Law 6404/76, and CVM Instruction No. 358/02, hereby makes the following announcement:

MMX has concluded the purchase of 100% of AVG Mineração S.A. ("AVG") shares, for US$ 224 million, as expected, in line with the MMX and AVG shareholders agreement announced on July 5, 2007. The purchase price may accrete by a variable portion, capped at US$50 million, subject to the attainment of the necessary environmental permits for certain mining rights, which may increase the mining reserves base of the acquired company.

The first installment of the purchase price, in the amount of US$ 44 million (R$ 79.2 million), has been paid and the remaining four installments of US$ 45 million each will be paid on August 30th of the next four years.

MMX has found that AVG's production capacity may be increased from the current 2.3 million tons to 5.8 million tons per year, given results of technical studies and due diligence performed on AVG. MMX believes that AVG may increase its overall efficiency and productivity, due to: 1) improvement in AVG's operational process; 2) replacement of equipments near the useful life end, and; 3) implementation of maintenance procedures and routines.

MMX's management has approved, on this date, an investment plan for AVG in 2008 and 2009, with a total estimated value of US$ 32 million, of which US$ 12 million for current investments and US$ 20 million for expansion investment.

In the future, MMX plans to expand its investment in AVG to initiate a second stage in AVG's production capacity, which should exceed the planned 5.8 million tons per year, and, for this purpose, is continuing the engineering studies that will sustain the new expansion.

For more information, please contact ri@mmx.com.br

Rio de Janeiro, December 13, 2007

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer
MMX Mineração e Metálicos S.A.

FORWARD-LOOKING STATEMENTS: This material fact contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian securities laws concerning the proposed acquisition

operation and the business plan, the operations and financial performance and condition of MMX, and estimated production and mine life of the acquired mineral project. Except for statements of historical fact relating to MMX, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are made taking into consideration a number of assumptions and, therefore are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based include MMX being successful in acquiring 100% of the issued and outstanding shares of AVG, any necessary third party, regulatory or governmental approvals for the acquisition operation being obtained, all required environmental and other licenses being obtained and all other conditions to the completion of the acquisition transaction will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of MMX and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of unanticipated costs and expenses, failure of plant, equipment or processes to operate as anticipated, the failure to obtain necessary licenses or permitting, the acquired mineral project not being integrated successfully or such integration proving more difficult, time consuming or costly than expected, and other risks of the mining industry. Although MMX has attempted to identify the important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. MMX undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

MMX MINERAÇÃO E METÁLICOS S.A.

Public Company

Public Announcement

MMX AMAPÁ begins iron ore operations

MMX Mineração e Metálicos S.A. ("MMX" or the "Company") (Bovespa: MMXM3; TSX: XMM), pursuant to article 157 of Law 6404/76, and CVM Instruction No. 358/02, hereby announces that MMX Amapá Mineração Ltda. ("MMX Amapá"), a subsidiary of the Company, has begun commercial operations in the MMX Amapá System.

MMX Amapa's first iron ore shipment to GIIC (Gulf Industrial Corporation) is scheduled for the last week of December 2007. Key licenses have been granted to enable commercial operations and scheduled shipment.

The construction and land clearance licenses were granted on August 16 and September 25, 2006, respectively. Thereafter construction began.

More recently, the operating license was issued on December 14, 2007, by the Amapa State Environmental Secretariat, authorizing MMX Amapa System operations. These operations include the iron ore mining project's ore-processing installations and infrastructure of the MMX Amapa System.

The MMX Amapa System infrastructure includes the Amapa Railway and the Port of Santana. The Amapa Railway is operated under a 20-year concession agreement that was entered into with the State of Amapa by a subsidiary of MMX Amapa in March 2006. The Port of Santana is now in its operational phase, fully equipped to receive, unload, stock and load ships with the MMX Amapa´s iron ore production. This port was rebuilt and modernized by MMX Amapa.

For more information, please contact ri@mmx.com.br

Rio de Janeiro, December 19, 2007

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer
MMX Mineração e Metálicos S.A.

MMX Amapá commences the loading of its first iron ore shipment

MMX Mineração e Metálicos S.A. (Bovespa: MMXM3; TSX: XMM) ("MMX" or the "Company") announces that MMX Amapá, a 70% subsidiary of the Company, commenced on December 31, 2007 the loading of its first iron ore shipment headed for GIIC - Gulf Industrial Investment Corporation, of Bahrain. The iron ore shipment fulfills the contracted quality required by GIIC for direct reduction use.

The loading of MMX Amapá's first iron ore shipment marks the accomplishment of one more project by MMX and the successful completion of one more stage in the consolidation of its projects.

For further information, please contact ri@mmx.com.br.

Rio de Janeiro, January 2, 2008

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer
MMX Mineração e Metálicos S.A.

MMX Mineração e Metálicos S.A.
(Publicly-held company)

Quarterly information

Quater ended September, 30 2007

(In thousand of reais, unless stated otherwise)

Contents

Report of independent accountants on special review

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the CVM).

To
The Board of Directors and Shareholders of
MMX Mineração e Metálicos S.A.
Rio de Janeiro - RJ

We have reviewed the quarterly information of MMX Mineração e Metálicos S.A. for the quarter ended September 30, 2007, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the related statement of operations and the consolidated statement of operations, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with the review standards established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Council Accountancy which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operating areas of the Company and of its subsidiaries, regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events that have or may have, a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material change which should be made to the quarterly information above for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Exchange Commission ("CVM"), specifically applicable to the mandatory quarterly information.

Our special review was performed for the purpose of issuing a special review report on the quarterly information referred to above. The statements of cash flows for the nine-month period ended September 30, 2007 represent supplementary information to those quarterly information, are not required by accounting practices adopted in Brazil and are being presented to facilitate additional analysis. These supplementary information were submitted to the same review procedures as applied to the quarterly information referred to above and, based on our special review, we are not aware of any material change which should be made for them to be in accordance with the quarterly information referred to in the first paragraph, taken as a whole.

As discussed in Note 1, the Company's subsidiaries MMX Amapá Mineração Ltda., MMX Metálicos Corumbá Ltda., MMX Metálicos Amapá Ltda., LLX Logística S.A., Bahia Ferro Mineração Ltda., IRX Mineração Ltda., MMX Mineração do Serro Ltda., LLX Açu Operações Portuárias S.A., MMX Minas-Rio Mineração S.A. (former MMX Minas-Rio Mineração e Logística Ltda.) and LLX Minas-Rio Logística S.A. are in a pre-operating stage. Thus, results corresponding to the pre-operational activities of these subsidiaries are recorded in deferred charges and deferred income, except for expenditures which are not associated to any future benefits, which have been transferred, from deferred charges and/or deferred income to the results for the year. The Company also has goodwill balances coming from the acquisition of subsidiaries. The recoverability of the amounts recorded as permanent assets depends on the success of the future operations of the Company and its subsidiaries, as well as the subsidiaries are dependent upon the financial support of shareholders and/or on capital infusions from third-parties up to the moment their operations are profitable. Management's plans in regard operational activities are also described in Note 1.

November 14, 2007

KPMG Auditores Independentes
CRC-SP-14.428/O-6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-2

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Corporation law

Base Date - September 30, 2007

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49
4 - NIRE		
33300261117		

01.02 - ADDRESS OF COMPANY HEADQUARTERS

1 - COMPLETE ADDRESS				2 - DISTRICT
PRAIA DO FLAMENGO, 154, 5° ANDAR, PARTE				FLAMENGO
3 - ZIP CODE	4 – MUNICIPALITY			5 - STATE
22210-030	RIO DE JANEIRO			RJ
6 - AREA CODE	7 - TELEPHONE NUMBER	8 - TELEPHONE NUMBER	9 - TELEPHONE NUMBER	10 - TELEX
21	2555-5500	-	-	
11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX	
21	2555-5550	2555-5560	-	
15 - E-MAIL				
RI@MMX.COM.BR				

01.03 - INVESTOR RELATIONS OFFICER (Address for correspondence to Company)

1 – NAME				
RODOLFO LANDIM MACHADO				
2 - COMPLETE ADDRESS				3 - DISTRICT
PRAIA DO FLAMENGO, 154, 10° ANDAR, PARTE				FLAMENGO
4 - ZIP CODE	5 – MUNICIPALITY			6 - STATE
22210-030	RIO DE JANEIRO			RJ
7 - AREA CODE	8 - TELEPHONE NUMBER	9 - TELEPHONE NUMBER	10 - TELEPHONE NUMBER	11 - TELEX
21	2555-5500	-	-	
12 - AREA CODE	13 - FAX	14 - FAX	15 - FAX	
21	2555-5550	2555-5560	-	
16 - E-MAIL				
RODOLFO.LANDIM@MMX.COM.BR				

01.04 – REFERENCE OF QUARTERLY INFORMATION

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - ENDING	6 - QUARTER	7 - BEGINNING	8 - ENDING
1/01/2007	12/31/2007	3	7/01/2007	9/30/2007	2	4/01/2007	6/30/2007

9 - NAME/COMPANY NAME AUDITOR	10 - CVM CODE
KPMG AUDITORES INDEPENDENTES	00418-9
11 - NAME TECHINICAL RESPONSIBLE	12 - CPF TECHINICAL RESPONSIBLE
MANUEL FERNANDES RODRIGUES DE SOUSA	783.840.017-15

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	**MMX MINERAÇÃO E METÁLICOS S/A**	**02.762.115/0001-49**

01.05 - COMPOSITION OF PAID-IN CAPITAL

QUANTITY OF SHARES (IN THOUSANDS)	1 - CURRENT QUARTER 9/30/2007	2 - PRIOR QUARTER 6/30/2007	3 - SAME QUARTER OF PRIOR YEAR 9/30/2006
ISSUED CAPITAL			
1 - COMMON	15,230	7,608	3,804
2 - PREFERRED	0	0	0
3 - TOTAL	15,230	7,608	3,804
TREASURY SHARES			
4 - COMMON	0	0	0
5 - PREFERRED	0	0	0
6 - TOTAL	0	0	0

01.06 - COMPANY'S CHARACTERISTICS

1 - TYPE OF COMPANY Business Concern, Industrial Company and Others
2 – SITUATION Operational
3 - TYPE OF CONTROLLING INTEREST National Holding Company
4 - ACTIVITY CODE 3030 - Holdings Administration Company - Mining
5 - MAIN ACTIVITY Investments in other Companies
6 - TYPE OF CONSOLIDATED Total
7 - TYPE OF ACCOUNTANTS' REVIEW REPORT Unqualified

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - GENERAL TAXPAYERS' REGISTER	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01791-4	**MMX MINERAÇÃO E METÁLICOS S/A**	**02.762.115/0001-49**

01.09 - CAPITAL STOCK SUBSCRIBED AND ALTERATION IN CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - VALUE OF CHANGE (In thousands of reais)	5 - ORIGIN OF ALTERATION	6 - NUMBER OF SHARES ISSUED (In thousands)	7 - ISSUED PRICE OF SHARES (In reais)
01	04/12/2006	31,913	15,210	Contribution in Assets or Receivables	17	885.8474000000
02	04/28/2006	23,620	(8,293)	Centennial Partial Spin-off 30%	(32)	0.000000000
03	07/21/2006	1,052,631	1,029,011	Public Subscription	1,263	815.000000000
04	08/23/2006	1,142,515	89,884	Public Subscription	110	815.000000000
05	01/25/2007	1,142,515	0	Stock Split 2 for 1	3,804	0.000000000
06	08/31/2007	1,142,804	289	Private Subscription in Cash	14,980	19.2900000000

01.10 - INVESTORS RELATIONS OFFICER

ine

1 – DATE	2 – SIGNATURE
11/14/2007	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2007	4 -06/30/2007
1	TOTAL ASSETS	1,922,582	1,092,660
1.01	CURRENT ASSETS	950,524	933,026
1.01.01	CASH AND CASH EQUIVALENTS	595,140	662,215
1.01.01.01	CASH AND BANKS	2,378	550
1.01.01.02	INTEREST EARNING BANK DEPOSITS	592,762	661,665
1.01.02	CREDITS	355,384	270,813
1.01.02.01	ACCOUNTS RECEIVABLE	0	0
1.01.02.02	SUNDRY RECEIVABLES	355,384	270,613
1.01.02.02.01	RELATED-PARTY TRANSACTIONS	273,503	206,528
1.01.02.02.02	RECOVERABLE TAXES	17,941	15,945
1.01.02.02.03	CONTRACTUAL RETENTIONS	41,875	40,743
1.01.02.02.04	SUNDRY ADVANCES	2,440	1,395
1.01.02.02.05	RESTRICTED DEPOSIT	6,263	6,146
1.01.02.02.06	OTHERS	13,362	56
1.01.03	INVENTORIES	0	0
1.01.04	OTHERS	0	0
1.02	NONCURRENT ASSETS	972,058	159,632
1.02.01	LONG TERM ASSETS	79	36
1.02.01.01	SUNDRY RECEIVABLES	71	36
1.02.01.01.01	TAXES RECOVERABLE	71	36
1.02.01.02.	RECEIVABLES FROM RELATED PARTIES	0	0
1.02.01.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.01.02.02	FROM SUBSIDIARIES	0	0
1.02.01.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.01.03	OTHER INVESTMENTS	8	0
1.02.01.03.01	JUDICIAL DEPOSITS	8	0
1.02.02	PERMANENT ASSETS	971,979	156,595
1.02.02.01	INVESTMENTS	957,402	133,814
1.02.02.01.01	ASSOCIATED COMPANIES	0	0
1.02.02.01.02	ASSOCIATED COMPANIES-GOODWILL	0	0
1.02.02.01.03	SUBSIDIARIES	957,402	133,814
1.02.02.01.04	SUBSIDIARIES-GOODWILL	0	0
1.02.02.01.05	OTHER	0	0
1.02.02.02	PROPERTY, PLANT AND EQUIPMENT	4,592	10,002
1.02.02.02.01	CONSTRUCTION IN PROGRESS	1,770	1,483
1.02.02.02.02	FURNITURE AND FIXTURES	600	584
1.02.02.02.03	MACHINERY AND EQUIPMENT	53	36
1.02.02.02.04	IT EQUIPMENT	412	170
1.02.02.02.05	SOFTWARE	1,736	363
1.02.02.02.06	LAND	0	13,359
1.02.02.02.07	ADVANCE FOR PROPERTY, PLANT AND EQUIPMENT FORMATION	21	7
1.02.02.03	INTANGIBLE	9,985	9,780
1.02.02.04	DEFERRED CHARGES	0	0

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

CORPORATION LAW

Base Date - September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2007	4 - 06/30/2007
2	TOTAL LIABILITIES	1,922,582	1,092,660
2.01	CURRENT LIABILITIES	40,657	36,809
2.01.01	LOANS AND FINANCINGS	0	0
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	10,700	9,139
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	15,509	10,903
2.01.05	DIVIDENDS PAYABLE	0	0
2.01.06	PROVISIONS	9,897	14,233
2.01.06.01	PROVISION FOR UNCOVERED LIABILITY	9,897	14,233
2.01.07	RELATED PARTY DEBTS	2,048	0
2.01.08	OTHER	2,503	2,534
2.02	NONCURRENT LIABILITIES	0	0
2.02.01	LONG-TERM LIABILITIES	0	0
2.02.01.01	LOANS AND FINANCINGS	0	0
2.02.01.02	DEBENTURES	0	0
2.02.01.03	PROVISIONS	0	0
2.02.01.04	RELATED PARTY DEBTS	0	0
2.02.01.05	ADVANCES FOR FUTURE CAPITAL INCREASE	0	0
2.02.01.06	OTHER	0	0
2.02.02	DEFERRED INCOME	0	0
2.04	SHAREHOLDERS' EQUITY	1,881,925	1,055,851
2.04.01	CAPITAL	1,142,804	1,142,515
2.04.02	CAPITAL RESERVES	0	0
2.04.03	REVALUATION RESERVES	0	0
2.04.03.01	COMPANY ASSETS	0	0
2.04.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.04.04	REVENUE RESERVES	0	0
2.04.04.01	LEGAL	0	0
2.04.04.02	STATUTORY	0	0
2.04.04.03	CONTINGENCIES	0	0
2.04.04.04	REALIZABLE PROFITS RESERVES	0	0
2.04.04.05	PROFIT RETENTION	0	0
2.04.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.04.04.07	OTHER PROFIT RESERVES	0	0
2.04.05	RETAINED EARNINGS/LOSSES	739,121	(86,664)
2.04.06	ADVANCES FOR FUTURE CAPITAL INCREASE	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01791-4	**MMX MINERAÇÃO E METÁLICOS S/A**	**02.762.115/0001-49**

03.01 – STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS - R$)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2007 to 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 - 07/01/2006 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTIONS FROM GROSS REVENUE	0	0	0	0
3.03	NET REVENUE FROM SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/INCOME	(4,092)	11,711	(95,684)	(100,724)
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(25,036)	(45,354)	(33,679)	(37,921)
3.06.03	FINANCIAL	23,840	81,710	(52,606)	(52,558)
3.06.03.01	FINANCIAL INCOME	24,990	84,007	24,486	24,721
3.06.03.01.01	FINANCIAL INCOME	24,990	83,782	24,527	24,762
3.06.03.01.02	EXCHANGE VARIATION	0	225	(41)	(41)
3.06.03.02	FINANCIAL EXPENSES	(1,150)	(2,297)	(77,092)	(77,279)
3.06.04	OTHER OPERATING INCOME	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	4,346	(7,828)	0	0
3.06.06	EQUITY LOSS	(7,242)	(16,817)	(9,399)	(10,245)
3.07	OPERATING INCOME (LOSS)	(4,092)	11,711	(95,684)	(100,724)
3.08	NON-OPERATING INCOME (EXPENSES)	830,781	830,781	0	0
3.08.01	INCOME	830,781	830,781	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME (LOSS) BEFORE TAXES AND INTERESTS	826,689	842,492	(95,684)	(100,724)
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(905)	(8,637)	0	0
3.10.01	PROVISION FOR INCOME TAX	(910)	(6,346)	0	0
3.10.02	SOCIAL CONTRIBUTION	5	(2,291)	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

03.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS - R$)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2007 to 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 - 07/01/2006 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
3.12	STATUTORY INTEREST/ CONTRIBUTIONS	0	0	0	0
3.12.01	INTERESTS	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS' EQUITY	0	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	825,784	833,855	(95,684)	(100,724)
	NUMBER OF SHARES, OUTSTANDING, EXCLUDING TREASURY STOCK (THOUSAND)	15,230	15,230	3,804	3,804
	EARNINGS PER SHARE (REAIS)	54.22088	54.75082		
	LOSS PER SHARE (REAIS)			(25.15352)	(26.47844)

(In thousand of reais, unless stated otherwise)

1 Operations

MMX Mineração e Metálicos S.A. ("MMX" or "Company") is an incorporated publicly-held company. MMX's current controlling shareholder acquired, on November 9, 2005, the totality of the shares representing the Company's capital stock, which operation was approved, on November 29, 2005, by the Brazilian Securities Exchange Commission ("CVM"). On July 21, 2006, MMX filed the final prospectus regarding the initial public offering, whereby the Company issued 1,262,590 nominative common shares that started to be traded at the Novo Mercado (New Market) segment of the São Paulo Stock Exchange (BOVESPA) as of July 24, 2006. The financial settlement of public offering was executed on July 26, 2006. On that occasion, the Company held a capital increase in the amount of R$1,029,011.

On August 18, 2006, after having consulted the Lead Coordinator, the Banco de Investimentos Credit Suisse (Brasil) S/A ("Credit Suisse") exercised the option for the subscription of a supplementary batch of 110,288 book-entry shares, nominatives and with no par value, issued by the Company ("Supplementary Lot Shares"), at the price of R$815.00 per share, resulting in an additional capital increase in the amount of R$89,884.

On August 24, 2006, the Company closed the public offering and, considering the over-allotment, 1,372,878 shares were made available to the market, which represented 36.1% of the Company's total capital stock on such date, at the price of R$815.00 per share ("Price per Share"), resulting in a capital increase in the total amount of R$1,118,896.

On February 5, 2007, the Company's Level 1 Global Depositary Receipts ("GDR") program was started, and Banco Itaú S.A. was contracted as the custodian institution and as depositary The Bank of New York, as per terms already approved by CVM. Each common share of the Company is equivalent to twenty (20) GDRs, in accordance with the Company's resolution after the split approved at the Extraordinary General Meeting held on January 25, 2007, according to Note 24.

On June 27, 2007, the Level 1 GDRs started being traded at Toronto Exchange ("TSX"), Canada, under the "XMM" code.

(In thousand of reais, unless stated otherwise)

MMX operates in the following business areas: the extraction, processing, transportation and sale of minerals in general; manufacture, processing, transportation and sale of steel inputs; as well as the construction, operation and exploration of marine terminals and railways.

MMX develops, on its own account or through its subsidiaries, projects in mining, logistics, steel and the production of value-added metal products from the iron ore it extracts. The Company owns mining deposits, as a result of the acquisition of mines and applications for mining rights, which it explores and from which it extracts iron ore. In the feasibility study context developed by the Company and subsidiaries, according to geological information obtained and analyzed until March 31, 2006, the Company cubed mining resources, among the ones measured, indicated and inferred, to the tune of 1,153 thousand tons (*), pursuant to an audit study carried out by the specialized company SRK Consulting. The Company manages and/or develops logistic systems in the geographic regions where its resources and those of its subsidiaries are located, with a view to the outflow of its production and to the delivery of services to the public, in the public concession category.

On September 30 and June 30, 2007, MMX had, by means of direct and/or indirect ownership in subsidiaries, the following projects:

a. ***MMX Amapá System***

Activities in mining research activities (excluding those related to copper and precious metals) in the municipalities of Pedra Branca do Amapari and Serra do Navio, in the State of Amapá, by means of a exploration agreement entered into between the subsidiary MMX Amapá Mineração Ltda. ("MMX Amapá") and Mineração Pedra Branca do Amapari Ltda. ("MPBA"), subsidiary of Canadian company Goldcorp Inc. The Company completed a feasibility study regarding this project, developed by the specialized company Natrontec - Estudos e Engenharia de Processos Ltda. ("Natrontec"), that, besides the mine, encompasses the railway and marine terminal operations. The estimated necessary investment in the project is US$272,000 thousand(*), with start-up scheduled for the fourth quarter of 2007. Investments were evaluated by the Company and are currently estimated at US$347,000 thousand (*).

(In thousand of reais, unless stated otherwise)

The Company, through its subsidiary MMX Amapá, organized MMX Logística do Amapá Ltda. ("MMX Logísitica do Amapá") on February 23, 2006, after the bidding proceeding started in 2005, with the purpose of obtaining from the State of Amapá a Concession for Exploration of Freight and Passenger Railway Transportation Service at the Amapá Railway ("EFA"). The railroad operation concession, for the period of 20 years, renewable for an additional period of 20 years, under the terms of law, is aimed, among other activities of a public nature, at developing the transportation logistics of iron ore to be extracted from the mines held by the Company in the State of Amapá, for the performance of a supply agreement entered into with MMX Amapá.

Under the Concession Agreement, MMX Logística do Amapá should invest in the first two concession years, the total amount of R$40,700 (*) in the recovery of the railway. For the concession, MMX Amapá made, on March 7, 2006, a payment in the value of R$814 to the State of Amapá, equivalent to 2% of the estimated value of investments to be restored.

During the second half of 2006, MMX Logística do Amapá started its operations and is complying with the liabilities with third parties undertaken by the concession agreement, as its parent company, MMX Amapá, will start operating during the fourth quarter of 2007.

On January 9, 2007, MMX Amapá transferred to the Company its quotas in the capital stock of the parent company IRX Mineração Ltda. ("IRX"), which holds mining rights acquired on September 9, 2004 in the State of Bahia. Thus, IRX becomes a directly subsidiary of the Company.

On March 2, 2007, by means of an auction carried out in the trading floor of BOVESPA, the Centennial Assets sold 100% of the shares of Centennial Asset Participações Amapá S.A. ("Centennial Asset Amapá") in the amount of R$282,891 (equivalent to US$133,000 thousand) which were acquired by a wholly-owned subsidiary of Cleveland-Clifs, Inc., the largest iron mining company and largest producer of pellets in the United States of America.

Centennial Amapá holds 30% of the representative of quotas the subsidiary MMX Amapá.

(In thousand of reais, unless stated otherwise)

b. *MMX Minas-Rio System*

On March 22, 2007, the Company approved at the Board of Directors meeting, the corporate restructure of activities currently developed by the subsidiaries MMX Minas-Rio Mineração e Logística Ltda. and MPC Mineração e Pesquisa Ltda. ("MPC").

On April 4, 2007, MMX Minas-Rio organized the subsidiary MMX Mineração do Serro Ltda. ("MMX Serro"), with the mining rights located in the municipality of Serro, in the State of Minas Gerais, where it is currently developing an iron ore mine to supply that State.

On April 10, 2007, the Company and Centennial Asset Participações Minas-Rio S.A. ("Centennial Asset Minas-Rio") performed the merger of the subsidiary MMX Minas-Rio Mineração e Logística Ltda. into their wholly-owned subsidiary MPC, which after the merger became a closely-held corporation and was renamed MMX Minas-Rio Mineração S.A. ("MMX Minas-Rio").

On April 11, 2007, MPC transferred to the Company its quotas in the capital stock of the subsidiary Logística S.A. ("LLX Logística".), which was set up in General Setup Meeting on March 1, 2007. Thus LLX Logística becomes a direct subsidiary of the Company and will become the holding company of the logistics activities.

On April 11, 2007, the Company and Centennial Asset Minas-Rio performed the spin-off of certain assets and liabilities of MMX Minas-Rio, with the absorption of the spun-off portions of its equity by two new companies designated LLX Minas-Rio Logística S.A. ("LLX Minas-Rio") and LLX Açu Operações Portuárias S.A. ("LLX Açu"), and the Company thereafter began to hold, directly, 70% of the capital stock of these two new companies.

As a result of the spin-off, LLX Minas-Rio holds the assets related to the ore pipeline of the MMX Minas-Rio integrated system and 300 hectares of Port of Açu, designed for the construction of an iron ore port terminal. LLX Açu, holds the remaining part of Port of Açu with approximately 6,900 hectares. MMX Minas-Rio and its subsidiaries will maintain their Minas-Rio System's mining rights, on the iron ore processing plant and on ownerships on the ore pipeline rights of way.

(In thousand of reais, unless stated otherwise)

On April 11, 2007, at the end of the corporate which did not cause any dilution of the Company's shareholding, the Company transferred to the subsidiary LLX Logística its interest in the capital stock of LLX Açu and of LLX Minas-Rio.

Still in the context of restructuring, the shareholders performed a partial spin-off of Centennial Asset Minas-Rio, transferring the dividend portion of its capital stock into a new company to be named Centennial Asset Participações Logística S.A. ("Centennial Asset Logística"). The assets and liabilities transferred as a result of this spin-off were limited only to the investment of Centennial Asset Minas-Rio in LLX Açu, which was transferred to Centennial Asset Logística.

Due to the corporate restructuring occurred at MMX Minas-Rio, conclued on May 7, 2007, the Company, through its subsidiaries MMX Minas-Rio (formerly MPC), LLX Minas-Rio Logística S.A. ("LLX Minas-Rio"), LLX Açu Operações Portuárias S.A. ("LLX Açu") and MMX Mineração do Serro Ltda. ("MMX Serro"), is the owner of mining rights located in the Quadrilátero Ferrífero region and in the Serra do Espinhaço, in the State of Minas Gerais. These assets will support the "MMX Minas-Rio System", which will produce iron ore and transport it via a mining pipeline approximately 525 kilometers long, which will connect the mining region to the Municipality of São João da Barra, in the State of Rio de Janeiro, where the Company and its subsidiaries own a 7,200 hectare site suitable for the construction of a port with capacity to receive deep draft ships. The Company completed a feasibility study, developed and/or compiled by the specialized company SRK Consulting, regarding this project, that estimated a necessary investment of US$2,033,000 thousand (*), including investments related to acquisition of mining rights, with start-up scheduled for financial year 2009.

On July 13, 2007, by means of an auction held on the floor of BOVESPA, Centennial Assets Mining Fund, LLC sold 100% of the shares of Centennial Minas-Rio at the amount of R$1,317,337 (equivalent on the date to US$704,082 thousand) which were acquired in full by, Anglo American Participações em Minério de Ferro Ltda. ("Anglo American Participações"), a subsidiary of Anglo American plc, that began to hold 30% of the shares representing the capital stock of MMX Minas-Rio and of LLX Minas-Rio.

(In thousand of reais, unless stated otherwise)

On July 18, 2007, Anglo American subscribed to new shares issued by MMX Minas-Rio and LLX Minas-Rio, against the performance of a capital increase in the overall amount of R$1,629,701 (equivalent on the date to US$874,350 thousand), causing Anglo American to increase its interest in the capital of MMX Minas-Rio and of LLX Minas-Rio ("Minas-Rio Companies") from 30% to 49%.

Also in the context of the operation, MMX, its subsidiary LLX Logística and Anglo American Participações agreed to reorganize the future operations of the MMX Minas-Rio Companies. Hereafter, MMX Minas-Rio will be responsible for the construction and operation both of the iron ore mines in Minas Gerais and of the mining pipeline of the MMX Minas-Rio Integrated System. LLX Minas-Rio will be responsible for operating Port of Açu, exclusively for the handling of iron ore products.

On September 27, 2007, MMX, LLX and Ontario Teachers' Pension Plan Board ("OTPP"), a Canadian pension fund, signed a final agreement for the subscription and acquisition, by OTPP, of 15% of the shares issued by LLX, in the form of preferred shares, in the amount of US$185 million (the "Investment"). The financial settlement of the Investment is subject to habitual conditions and should occur on the short term.

The resources of the Investment will be utilized to: (i) develop port activities not related to iron ore at Port of Açu, in the State of Rio de Janeiro, (ii) develop a manufacturing complex located in the retro area of Port of Açu, and (iii) cost the acquisition of Port of Brasil, in the State of São Paulo, and of Port of Sudeste, in the State of Rio de Janeiro. Port of Brasil, Port of Sudeste and activities not related to iron ore and the manufacturing complex at Port of Açú, are business opportunities that are currently being developed by LLX Açu.

The company's subsidiary LLX Logística intends to carry out a primary public distribution of shares to obtain the necessary resources to finance the projects to be developed by the Company, as described in Note 30c.

(In thousand of reais, unless stated otherwise)

c. *MMX Corumbá System*

On April 12, 2006 the controlling shareholder of MMX paid in a capital increase by granting to the Company almost all the shares representing the capital stock of the company MMX Corumbá Participações Ltda.

On April 18, 2006, the Company carried out the full spin-off of MMX Corumbá Participações Ltda., with the total absorption of its equity by its subsidiaries MMX Corumbá Mineração Ltda. ("MMX Corumbá") and MMX Metálicos Corumbá Ltda. ("MMX Metálicos Corumbá"), new corporate name of MMX Metálicos Brasil Ltda. As the spun-off company did not have other assets or liabilities, the spin-off transaction did not entail a capital increase in the recipient companies and the Company thereafter began to hold, directly, almost all the quotas representing the capital of the subsidiaries MMX Corumbá and MMX Metálicos Corumbá.

The subsidiary MMX Corumbá is the holder and lessee of mining rights in the Municipality of Corumbá, State of Mato Grosso do Sul, and is in the current phase of production since the last quarter of 2006. The Company completed a feasibility study regarding this project, developed by the specialized company Natrontec, which estimated the necessary investment to be US$72,000 thousand (*).

The indirect subsidiary MMX Trade Shipping (Nevada) LLC ("MMX Trade Shipping") formed on November 9, 2006, is located in the United States of America, State of Nevada.

On January 5, 2007, the subsidiary MMX Metálicos Corumbá entered into a long-term agreement with Cargill, Incorporated ("Cargill") for the supply of pig iron production of MMX Corumbá System, with a firm guarantee of removal and delivery.

With the commitment to purchase the settled volume beginning in August 2007, Cargill will have exclusive rights, except in South America, to market the pig iron worldwide production acquired from MMX Metálicos Corumbá originated from MMX Corumbá System.

(In thousand of reais, unless stated otherwise)

The subsidiaries MMX Metálicos Corumbá and MMX Metálicos Amapá Ltda. ("MMX Metálicos Amapá"), organized on March 14, 2007, currently develops projects, which the Company has commissioned Hatch Consulting and Outokumpu Technologies to prepare feasibility studies, aiming at the deployment of integrated plants for the production of pig iron and semi-finished products, preferably in the States of Amapá and Mato Grosso do Sul, where the Company's own mines are located, and at the deployment of a pelletizing plant on the property of a subsidiary of the Company in the Municipatily of São João da Barra, State of Rio de Janeiro. The estimated investment necessary for these projects is US$1,224,000 thousand [*].

d. *Other operations*

The direct subsidiary MMX Properties LLC ("MMX Properties"), formed on March 9, 2007, is located in the United States of America, in the State of Delaware and owns a purchase option of an aircraft for which it made a down payment in the amount of US$100 thousand.

On May 29, 2007 the Company acquired the mining rights to explore iron ore in the States of Bahia and Piauí, through the acquisition of equity interest in Bahia Ferro Mineração Ltda. ("Bahia Ferro"), pursuant to Note 13a.

On August 1, 2007, the Company acquired the totality of quotas representing in the capital stock of Nacional Ferrosos S.A., whose corporate name was changed on August 30, 2007 to MMX Comercial Exportadora S.A. ("MMX Comercial Exportadora"), that has as its business purpose the commercialization of iron ore.

(In thousand of reais, unless stated otherwise)

On August 2, 2007, the Company acquired the totality of quotas representing the capital stock of Bay Service Serviços Portuários Ltda. ("Bay Service"), service rendering company in the navigation area.

(*) Not reviewed by KPMG Auditores Independentes.

As the result of the restructuring process, the Company has the following equity interest on September 30, 2007:


MMX Mineração e Metálicos S.A
99,99%
Bay Sevice Serviços Portuários Ltda.
70%
MMX Amapá Mineração Ltda
99,99%
MMX Logística do Amapá Ltda
80%
IRX Mineração Ltda.
51%
MMX Minas-Rio Mineração S.A.
99,99%
MMX Mineração do Serro Ltda.
99,99%
LLX Logística S.A
70%
LLX Açú Operações Portuárias S.A.
51%
LLX Minas Rio Logística S.A.
70%
MMX Corumbá Mineração Ltda.
100 %
MMX Trade Shipping LLC
00,00 %
MMX Comercial Exportadora S.A.
99,99%
MMX Metálicos Corumbá Ltda.
99,99%
MMX Metálicos Amapá Ltda.
100%
MMX Properties LLC
24%
Bahia Ferro Mineração Ltda.

(In thousand of reais, unless stated otherwise)

2 Licenses

The prerequisite of the environmental policy of MMX Group is the obtainment of all the licenses required by law for each one of its facilities and activities. The Company currently has the following licenses through its subsidiaries:

Company	Type	Issuance Date	Term
MMX Corumbá	Operation of Mine 63	11/02/2007	4 years
MMX Amapá	Amapá Mine Deployment License	12/14/2006	1 year
MMX Amapá	Prior License for Port Terminal	8/16/2006	6 months (a)
MMX Logística Amapá	Railway operation	8/16/2006	1 year (b)
MMX Metálicos Corumbá	Deployment License	8/16/2006	5 years
MMX Metálicos Corumbá	Deployment License for expansion of the Pig Iron Plant, for sintering, steelmaking and rolling	12/28/2006	2 years
MMX Minas-Rio	Prior License for Port Terminal	12/28/2006	2 years
MMX Amapá	License for Port Terminal	4/12/2007	1 year
LLX Açu	Environmental port deployment license	5/14/2007	3 years
MMX Minas-Rio and LLX Minas-Rio	Authorization for construction and exploration Port of Açu	6/20/2007	Undetermined

(a) The Preliminary License for the Port Terminal obtained on August 16, 2006 has not been renewed. However, on January 10, 2007, the authorization term issued by the Managing Officer of the National Agency for Waterway Transportation ("ANTAQ") was granted to the subsidiary MMX Amapá. Such authorization allows the construction and exploitation, during an indeterminate period of time, of mixed port terminal for private use, located in the port area of the Municipality of Santana, State of Amapá.

(b) This license is in the process of being renewed, awaiting the signature of the Environmental Body.

(In thousand of reais, unless stated otherwise)

3 Presentation of quarterly information

The individual and consolidated quarterly information were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and rules of CVM.

Summary of significant accounting policies

a. *Statement of operations*

Income and expenses are recognized in accordance with the accrual method. In view of the pre-operating phase of the majority of the Company's subsidiaries, consolidated income is basically comprised of expenditures not related to projects in progress and/or which do not represent future benefits. Part of the Company's consolidated results originate from the operations of Amapá Railway and of the iron ore mine of MMX Corumbá, started during 2006.

b. *Accounting estimates*

The preparation of the quarterly financial statements in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, mining rights and costs for assets retirement and reforestation, deferred income and social contribution taxes, the goodwill in subsidiary's acquisition, the provisions for contingencies, for the valuation of financial instruments and for the provision for adjustment to market value of inventories. The settlement of transactions involving such estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company reviews the estimates and assumptions at least on a quarterly basis.

c. *Foreign currency*

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling on the balance sheet date and the foreign exchange differences arising on translation are recognized in the fixed assets, and/or deferred income since most of the subsidiaries of the Company are in a pre-operating phase. For the operating activities, the differences are recognized in the income for the year.

(In thousand of reais, unless stated otherwise)

d. Current and noncurrent assets

- **Interest earning bank deposits**

Interest earning bank deposits are recorded at cost plus income accrued up to the balance sheet date and do not overcome the market value.

- **Accounts receivable**

The amounts related to accounts receivable are recorded by the value billed including respective taxes.

- **Inventories**

Valued at average purchase or production cost, reduced by allowance for losses at market value.

The cost of inventories includes expenditure incurred in the acquisition, transportation and warehousing of the inventories. In the case of manufactured inventories, cost includes an appropriate share of overhead based on normal operating capacity.

- **Other current and noncurrent assets**

Presented at the net realizable amount.

e. Permanent assets

- **Investments**

Investments in subsidiaries were valued in the parent company using the equity method.

- **Intangible**

  - **Goodwill in the acquisition of subsidiaries**

The goodwill generated in the acquisition of subsidiaries is based on the expectation of future profit generation and will be amortized in accordance with future results in up to 10 years (see Note 14a).

(In thousand of reais, unless stated otherwise)

- **Mining rights**

  Mining rights are valuated by the cost acquisition and subject to recoverability tests. Amortization for operating activities is calculated over the estimated useful life of the mines, based on the relation obtained between the effective production and the total amount of proved and probable reserves (see Note 14b).

- **Concession**

  Comprises the railway concession rights, which are stated at cost. Amortization is calculated on the straight-line method over the corresponding concession period, of 20 years (see Note 14b).

- **Right-of-way**

  Represents the right of access to areas owned by a third party for the execution of access route construction work, to install construction sites and to build an area for the storage of materials that will be extracted from the quarry at Fazenda Itaoca. Amortization will be calculated based on the contract term, which is three years as from the start-up date. (see Note 14c).

- ***Costs for assets retirement and reforestation***

  These refer to the costs that the Company will incur in recomposing the areas of the mines when the exploration rights end.

  Costs related to withdrawal of assets are depreciated over the useful life of the long-term asset based on the produced unit method. (see Note 14d).

  Expenses related to the recovery of the areas and removal of assets originating from the right-of- way will be amortized according to the contract term, which is three years (see Note 14d).

- **Property, plant and equipment**

Property, plant and equipment are recorded at the acquisition, formation or construction cost. Depreciation is calculated by the straight-line method at rates which take into account the estimated useful lives of the assets.

The forest exhaustion will take place due to its formation and maintenance costs and to the area cut each month in relation to the total volume of forests.

(In thousand of reais, unless stated otherwise)

- **Deferred charges**

All results determined in the pre-operating phase related to research and development expenses with projects of the Company's subsidiaries, as well as the correspondent financial charges, monetary and/or exchange variations earned up to the balance sheets date, are associated to the expectation of future benefits and are recorded in deferred charges and/or deferred income. Amortization for operating activities is calculated for the period of 10 years.

The goodwill classified in deferred charges due to the corporate restructuring, as described in Note 1b, is based on the expectation of future profit generation and will be amortized in accordance with future results in up to 10 years (see Note 16).

Expenditures not directly associated to any future benefits are transferred, from deferred assets and/or deferred income to the result for the period.

f. Current and noncurrent liabilities

Stated at the known amounts or estimated, plus, when applicable, the corresponding charges and/or monetary and exchange variations incurred up to the balance sheet date.

g. Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

h. Income and social contribution taxes

The income and social contribution taxes, both current and deferred, are calculated based on the rates of 15% plus a surcharge of 10% on taxable income in excess of R$ 240 thousand for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of tax loss carryforward and negative basis of social contribution limited to 30% of the taxable income.

In this fiscal year, a taxable income was not ascertained by the subsidiaries and, consequently, the Company did not obtain a positive calculation basis for income tax and social contribution. Additionally, deferred tax credit assets are not fully provisioned, due to the absence of profitability record.

(In thousand of reais, unless stated otherwise)

i. Deferred income

The net positive result relating to the surplus financial revenues over pre-operating expenses for the period, are recorded in deferred income. Amortization for operating activities will be calculated for a 10-year period as from the beginning of operations of the subsidiaries.

j. Statement of cash flows

The Company is presenting as supplementary information the statements of cash flows prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON - Brazilian Institute of Independent Auditors.

4 Consolidated quarterly information

The consolidated quarterly information was prepared in accordance with the consolidation principles derived from Brazilian Corporation Law and in accordance with CVM Instruction n° 247/96, and includes the quarterly information of the parent company and its subsidiaries, for the nine-month period ended September 30, 2007.

Quarterly comparative

The consolidated comparative analysis between the periods ended September 30 and June 30, 2007 is affected due to the sale by the Company of 49% interest in capital stock of MMX Minas-Rio and LLX Minas-Rio to Anglo American Participações, as described in Note 1b. Therefore, for the period ended September 30, 2007, the Company consolidated the interest in these subsidiaries (51%) proportionally, as these are companies whose control in shared since July 18, 2007, pursuant to the Shareholders' Agreement.

(In thousand of reais, unless stated otherwise)

The consolidated quarterly information includes data of MMX and its subsidiaries, as listed below:

	Ownership percentage	
	9/30/2007	6/30/2007
Direct subsidiaries		
MMX Amapá	70.00%	70.00%
MMX Minas-Rio **(a)**	51.00%	70.00%
MMX Corumbá	70.00%	70.00%
MMX Metálicos Corumbá	99.99%	99.99%
MMX Properties	100.00%	100.00%
IRX	80.00%	80.00%
MMX Metálicos Amapá	99.99%	99.99%
LLX Logística	99.99%	99.99%
Bahia Ferro	24.00%	24.00%
Bay Service **(b)**	99.99%	-
Indirect subsidiaries		
MMX Logística do Amapá	69.99%	69.99%
MMX Trade Shipping	70.00%	70.00%
MMX Serro **(a)**	50.99%	70.00%
LLX Açu	69.99%	70.00%
LLX Minas-Rio **(a)**	50.99%	70.00%
MMX Comercial Exportadora	69.99%	-

(a) Shared control pursuant to the Shareholders' Agreement that guarantees shared control rights to the shareholder Anglo American Participações.

(b) According to the contract of sale of quotas executed on August 2, 2007, irrespective of its interest of 24%, the Company henceforth held full control of Bay Service and therefore executed full consolidation of the investment.

The accounting policies have been consistently applied in all the consolidated companies and are consistent with those used in the previous period.

(In thousand of reais, unless stated otherwise)

Description of main consolidation procedures

a. Elimination of intercompany asset and liability account balances;

b. Elimination of investment account balances and corresponding capital interest and retained earnings of the subsidiary companies;

c. Identification of minority interests in the consolidated quarterly information;

d. The balances of intercompany transactions of the subsidiary of shared control were eliminated and the interest appertaining to the other shareholders was highlighted in the balance sheet;

e. Elimination of intercompany revenue and expense balances arising from intercompany transactions. Such balances are eliminated to the extent of the parent's interest in the controlled companies against the investment in the same. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment; and

f. Consolidation proportionate to the ownership interest of the Company in the capital of MMX Minas-Rio, MMX Serro and LLX Minas-Rio, whose are companies with shared control, pursuant to the shareholders' agreement.

The summary of individual quarterly information of MMX Minas-Rio, MMX Serro and LLX Minas-Rio on September 30, 2007, already considering the percentage of interest of 51%, is as follows:

Balance sheet MMX Minas-Rio - Parent company

	9/30/2007		9/30/2007
Assets		**Liabilities**	
Cash and cash equivalents	706,385	Supplier	4,997
Related parties	16,742	Taxes and contributions payable	64,837
Mining rights	50,828	Loans and financing	75,135
Investments	4,915	Investment acquisition obligations	15,799
Property, plant and equipment	37,631	Other liabilities	4,943
Deferred charges	63,536	Deferred income	55,036
Other assets	1,488	Shareholders' equity	660,778
	881,525		881,525

(In thousand of reais, unless stated otherwise)

Balance sheet MMX Serro

	9/30/2007		9/30/2007
Assets		**Liabilities**	
Mining rights	30,085	Investment acquisition obligations	12,477
Deferred charges	2,710	Related parties	15,403
		Shareholders' equity	4,915
	32,795		32,795

Balance sheet LLX Minas-Rio

	9/30/2007		9/30/2007
Assets		**Liabilities**	
Cash and cash equivalents	174,408	Income and social contribution	
Related parties	1,811	tax payable	2,958
Intangible	1,595	Deferred income	3,932
Property, plant and equipment	704	Other liabilities	300
Other assets	24	Shareholders' equity	171,352
	178,542		178,542

5 Cash and cash equivalents

	Parent company		Consolidated	
	9/30/2007	6/30/2007	9/30/2007	6/30/2007
Cash and banks	2,378	550	16,921	31,094
Interest earning bank deposits	592,762	661,665	1,498,082	716,708
	595,140	662,215	1,515,003	747,802

Interest earning bank deposits basically represent amounts invested in exclusive funds managed by financial institutions and linked to federal government securities and private securities ("CDB") of first-class financial institutions, as well as private securities (Bank Credit Notes and Debentures) issued by companies and financial institutions, all having average profitability equivalent to DI Cetip ("CDI" - Interbank Deposit Certificate). The debentures represent purchase and sale commitments, recorded at CETIP, and are subject to credit risk of the respective issuers.

(In thousand of reais, unless stated otherwise)

The Company has its interest earning bank deposits temporary blocked, as mentioned in Note 11, in the total amount of R$41,875 on September 30, 2007 (R$40,743 on June 30, 2007), and there is no loss in the accrued interests referring to such investments. Said amounts are presented as contractual retentions, in current assets.

a. *Composition of interest earning bank deposits*

The portfolio of interest earning bank deposits is broken down as follows:

	Nature of investments - Parent company				
				9/30/2007	6/30/2007
Financial institution	**Government Bonds**	**Purchase and sale commitments**	**CDB**	**Total**	**Total**
Exclusive funds:					
UBS Pactual	-	592,762	-	592,762	552,455
Credit Suisse	-	-	-	-	109,210
Total exclusive funds	-	592,762	-	592,762	661,665
Other investments:					
Itaú BBA	-	41,875	-	41,875	40,743
Total other investments	-	41,875	-	41,875	40,743
Total investments	-	634,637	-	634,637	702,408
Blocking referring to contractual retentions	-	(41,875)	-	(41,875)	(40,743)
Total investments, net	-	592,762	-	592,762	661,665

(In thousand of reais, unless stated otherwise)

	Nature of investments - Consolidated				
	9/30/2007				6/30/2007
Financial institution	**Government Bonds**	**Purchase and sale commitments**	**CDB**	**Total**	**Total**
Exclusive funds:					
UBS Pactual	111,105	1,304,796	-	1,415,901	607,471
Credit Suisse	40,302	3,752	35,434	79,488	109,210
Total exclusive funds	151,407	1,308,548	35,434	1,495,389	716,681
Other investments:					
Itaú BBA	-	41,875	-	41,875	40,743
UNIBANCO	-	-	-	-	27
Fibra	-	-	2,693	2,693	-
Total other investments	-	41,875	2,693	44,568	40,770
Total investments	151,407	1,350,423	38,127	1,539,957	757,451
Blocking referring to contractual retentions	-	(41,875)	-	(41,875)	(40,743)
Total investments, net	151,407	1,308,548	38,127	1,498,082	716,708

Exclusive funds are regularly audited and/or reviewed by independent auditors and are subject to obligations limited to the payment of services rendered by asset management, attributed to the operation of investments, such as custody and audit fees and other expenses. There are no material financial obligations, nor Company's assets, to guarantee such obligations.

(In thousand of reais, unless stated otherwise)

b. *Statements of cash flows*

	Parent company		Consolidated	
	9/30/2007	9/30/2006	9/30/2007	9/30/2006
Cash flow from operating activities				
Net Income (loss) for the period	833,855	(100,724)	833,855	(100,724)
Income items not affecting cash flows:				
Depreciation and amortization	185	-	10,677	-
Equity loss	16,817	10,245	-	-
Provision for unsecured liability	7,838	-	-	-
Monetary variations and interest	(15,873)	-	(51,038)	-
Residual cost on disposal of fixed assets	13,359	-	-	-
Minority interest	-	-	50,467	4,128
Gain through variation of percentage of subsidiaries	(830,781)	-	-	-
Variations in assets and liabilities:				
Contractual retentions	103,407	(37,220)	103,407	(128,209)
Restricted deposit	(263)	-	(263)	-
Inventories	-	-	(93,920)	(16,618)
Increase in other accounts receivable	(25,374)	(707)	(30,565)	(2,214)
Increase in other credits	-	-	(56,008)	(20,815)
Increase in suppliers	888	13,712	45,128	33,240
Increase (decrease) in accounts payable and provisions	15,385	886	112,633	(12,108)
Increase deferred income	-	-	58,967	-
Net impact of the consolidation proportionate to the ownership interest as of July 18, 2007 (Note 4)	-	-	(2,582)	-
Net cash and cash equivalents generated by (used in) operating activities	119,443	(113,808)	980,758	(243,320)
Cash flows from in investments activities				
Credits with related parties:				
Granted loans	(412,850)	(35,207)	-	-
Settled loans	318,489	-	-	656
Investment acquisition	(147,476)	(16,067)	(10,273)	(2,176)
Provision for demobilization of assets	-	-	(7,777)	-
Purchase of property, plant and equipment acquisition	(2,608)	(2,137)	(613,344)	(52,275)
Acquisition of rights and obligations related to the withdrawal of assets	-	-	(49,518)	(37,842)
Write-off of rights	-	-	-	1,256
Additions to deferred assets	-	-	(21,276)	(90,792)
Net cash and cash equivalents used in investing activities	(244,445)	(53,411)	(702,188)	(181,173)

(In thousand of reais, unless stated otherwise)

	Parent company		Consolidated	
	9/30/2007	9/30/2006	9/30/2007	9/30/2006
Cash flows from financing activities				
Capital increase, net	289	1,125,812	289	1,125,812
Loans and financing:	-	-	-	-
Obtained loans	-	10,134	641,466	284,575
Settled loans	(10,038)	-	(184,534)	-
Debits with related persons:	-	-		-
Obtained loans	2,048	-	-	-
Settled loans	-	(19)	-	-
Net cash and cash equivalents provide by (used in) financing activities	(7,701)	1,135,927	457,221	1,410,387
Statement of increase (decrease) in cash and cash equivalents				
At the beginning of the period	727,843	10,660	779,212	19,903
At the end of the period	595,140	979,368	1,515,003	1,005,797
Increase (decrease) in cash and cash equivalents	(132,703)	968,708	735,791	985,894

6 Accounts receivable

The amounts related to accounts receivable represent the ore sales and railway transportation services operations, and are comprised as follows:

	Consolidated	
	9/30/2007	6/30/2007
MMX Corumbá:		
Domestic	3	16
Foreign	5,313	3,870
MMX Trade Shipping:		
Foreign	3,080	1,951
MMX Comercial Exportadora:		
Foreign	25,127	-
MMX Metálicos Corumbá:		
Domestic	68	-
MMX Logística do Amapá:		
Domestic	1,465	1,017
	35,056	6,854

(In thousand of reais, unless stated otherwise)

7 Inventories

	Consolidated	
	9/30/2007	6/30/2007
MMX Corumbá:		
Finished goods	54,974	52,782
Advance for inventory formation	-	58,595
	54,974	111,377
MMX Trade Shipping:		
Finished goods	17,216	9,451
MMX Metálicos Corumbá:		
Raw materials	7,327	5,583
Finished goods	6,939	-
General consumption	1,346	-
Advance for inventory formation	114	-
	15,726	5,583
MMX Comercial Exportadora:		
Finished goods	530	-
Advance for inventory formation	46,083	-
	46,613	-
Provision for adjustment to market value	(3,279)	(4,542)
	131,250	121,869

On August 3, 2007, MMX Corumbá made an advance in the sum of R$46,083, relating to the purchase of 1,300 thousand tons of iron ore. With the organization of MMX Comercial Exportadora, the advance was reclassified for this company.

(In thousand of reais, unless stated otherwise)

8 Sundry advances

The amounts related to advances are comprised as follows:

	Parent company		Consolidated	
	9/30/2007	**6/30/2007**	**9/30/2007**	**6/30/2007**
Employees	188	156	404	333
Suppliers	2,252	1,239	26,246	55,999
	2,440	1,395	26,650	56,332
Current	2,440	1,395	26,650	25,513
Noncurrent	-	-	29,422	30,819

9 Recoverable taxes

	Parent company		Consolidated	
	9/30/2007	**6/30/2007**	**9/30/2007**	**6/30/2007**
ICMS	71	36	34,163	23,795
IRRF	17,841	15,844	21,378	19,403
COFINS	34	34	794	466
PIS	7	7	173	100
Others	58	60	283	282
	18,011	15,981	56,791	44,046
Current	17,941	15,945	22,628	20,251
Non-current	71	36	34,163	23,795

Due to the long-term expectation for the realization of ICMS credits, on June 30, 2007 the Company performed the reclassification of balances to non current assets.

(In thousand of reais, unless stated otherwise)

10 Restricted deposit

Refers to the remunerated deposit made in a checking account on behalf of the Company as part of the payment for the acquisition of the real estate named "Fazenda Caruara", located in the Municipality of São João da Barra, State of Rio de Janeiro. The release of this amount is subject to a future condition, pursuant to the rules set forth in the purchase and sale agreement, in guarantee of the contingency liabilities of the seller.

11 Contractual retentions

Refer to the Company's portion of interest earning bank deposits blocked as collateral related to instrument of fiduciary release of credit rights as guarantee of surety installment agreement in favor of MMX Corumbá.

12 Judicial deposits

The balance of deposits in court is represented by civil proceedings. The provision for contingencies is formed when the probability of loss is probable, as described in Note 19.

13 Investments

a. *Breakdown of balances*

	Parent company		Consolidated	
	9/30/2007	6/30/2007	9/30/2007	6/30/2007
Investments in subsidiaries	957,402	133,814	-	-
Advances for future investment acquisition	-	-	2,364	2,176
	957,402	133,814	2,364	2,176

(In thousand of reais, unless stated otherwise)

The advances for future investment acquisition are as follows:

- **Mineral Service**

The subsidiary MMX Corumbá acquired on July 11, 2006, the mining rights to explore the iron ore in the State of Mato Grosso do Sul, upon the acquisition of the quotas of the company Mineral Service Ltda. ("Mineral Service"), for the total cost of US$14,000 thousand (equivalent to R$30,439), being US$1,000 thousand (equivalent to R$2,176) paid on July 11, 2006, recorded as advance for investment acquisition, and the remaining balance will be paid in three installments, US$3,000 thousand in the verification of the transfer of mining rights, and US$10,000 thousand in the year of 2007, such payments subject to the effective transfer of mining rights to Mineral Service.

- **Terminal Multimodal Coroa Grande**

On August 20, 2007 the subisidiary LLX Logística made a payment of R$188 for the extension of the option agreement for the purchase of shares issued by Terminal Multimodal de Coroa Grande SPE S.A. ("TMC"), signed on July 16, 2007, which are recorded as advance for future investment acquisition. If the Company decides to exercise the purchase option it will amortize the amount of R$8,550 in up to thirty days as from notification of the Grantors. On October 1, 2007 the Company extended the term for exercise of the option pursuant to Note n° 30a.

(In thousand of reais, unless stated otherwise)

b. Equity interest

Subsidiaries' data	Participation in capital stock (in %)	Shareholders' equity/ (uncovered liability)	Capital stock	Capital stock to be paid-up	Advances for future capital increase	Income (loss) for the period
MMX Amapá	70.00%	172,803	200,843	-	-	(22,812)
IRX	80.00%	77	77	-	67	-
MMX *Logística do Amapá*	69.99%	(21,999)	-	15,000	(15,000)	(21,999)
MMX Minas-Rio	51.00%	660,778	660,778	-	-	-
MMX Corumbá	70.00%	(14,039)	15,200	-	-	(11,097)
MMX Metálicos Corumbá	99.99%	185	10	-	-	175
MMX Metálicos Amapá	99.99%	10	10	-	-	-
MMX Trade Shipping	70.00%	(746)	-	-	-	(746)
MMX Properties	100.00%	202	230	-	-	(28)
LLX Logística	99.99%	175,069	5,120	-	-	169,949
Bahia Ferro	24.00%	500	500	-	-	-
Bay Service	99.99%	(70)	50	-	-	(115)
MMX Comercial *Exportadora*	69.99%	1,481	5,001	-	-	(3,519)
MMX Serro	50.99%	4,915	4,915	-	-	-
LLX Açu	69.99%	6,654	6,654	-	-	-
LLX Minas-Rio	50.99%	171,352	171,352	-	-	-

(In thousand of reais, unless stated otherwise)

c. *Movements - Parent company*

		Movement					
Subsidiaries	12/31/2006	*Acquisition of* investment	*Capital* increase	*Spin-off* LLX Açú	Spin-off LLX Minas-Rio	Equity on loss of subsidiaries	3/31/2007
MMX Amapá	980	10,941	-	-	-	(5,248)	6,673
IRX	-	69	-	-	-	-	69
MMX Logística do Amapá (*)	-	-	-	-	-	-	-
MMX Minas-Rio	4,957	-	-	-	-	-	4,957
MMX Corumbá (*)	-	-	-	-	-	-	-
MMX Metálicos Corumbá	-	10	-	-	-	-	10
MMX Metálicos Amapá	-	10	-	-	-	-	10
MMX Trade Shipping (*)	-	-	-	-	-	-	-
MMX Properties	-	230	-	-	-	(4)	226
Total	5,937	11,260	-	-	-	(5,252)	11,945

		Movement					
Subsidiaries	*3/31/2007*	Acquisition of *investment*	Capital increase	Spin-off LLX Açú	Spin-off LLX Minas-Rio	Equity on loss of subsidiaries	6/30/2007
MMX Amapá	6,673	-	125,010	-	-	(4,309)	127,374
IRX	69	2	-	-	-	-	71
MMX Logística do Amapá (*)	-	-	-	-	-	-	-
MMX Minas-Rio	4,957	-	1,050	(4,658)	(452)	-	897
MMX Corumbá (*)	-	-	-	-	-	-	-
MMX Metálicos Corumbá	10	-	-	-	-	-	10
MMX Metálicos Amapá	10	-	-	-	-	-	10
MMX Trade Shipping (*)	-	-	-	-	-	-	-
MMX Properties	226	-	-	-	-	(14)	212
LLX Logística	-	10	5,110	-	-	-	5,120
Bahia Ferro	-	120	-	-	-	-	120
Total	11,945	132	131,170	(4,658)	(452)	(4,323)	133,814

(In thousand of reais, unless stated otherwise)

		Movement					
Subsidiaries	6/30/2007	Acquisition of investment	Capital increase	Spin-off LLX Açú	Spin-off LLX Minas-Rio	Equity on loss of subsidiaries	9/30/2007
MMX Amapá	127,374	-	-	-	-	(6,411)	120,963
IRX	71	-	4	-	-	-	75
MMX Logística do Amapá	-	-	-	-	-	-	-
MMX Minas-Rio	897	-	659,880	-	-	-	660,777
MMX Corumbá(*)	-	-	-	-	-	-	-
MMX Metálicos Corumbá (*)	10	-	-	-	-	174	184
MMX Metálicos Amapá	10	-	-	-	-	-	10
MMX Trade Shipping (*)	-	-	-	-	-	-	-
MMX Properties	212	-	-	-	-	(9)	203
LLX Logística	5,120	-	170,900	-	-	(950)	175,070
Bahia Ferro	120	-	-	-	-	-	120
Bay Service	-	-	45	-	-	(45)	-
Total	133,814	-	830,829	-	-	(7,241)	957,402

(*) Companies with uncuvered liability as described in Note 13b, for which the Company constituted provision for uncovered liability.

14 Intangible

	Parent company		Consolidated	
	9/30/2007	6/30/2007	9/30/2007	6/30/2007
Goodwill in the acquisition of subsidiaries **(a)**	9,985	9,780	10,085	9,780
Mining rights and concession **(b)**	-	-	106,676	164,543
Right-of-way **(c)**	-	-	1,596	-
Costs for assets retirement and reforestation **(d)**	-	-	7,777	11,027
	9,985	9,780	126,134	185,350

The reduction in mining rights and concession refers to the proportional consolidation, as described in quarterly comparative chart in Note 4.

(In thousand of reais, unless stated otherwise)

a. *Goodwill in the acquisition of subsidiaries*

- *MPC*

The goodwill balance, in the amount of R$ 124,580, determined on the acquisition of the subsidiary MPC by MMX Minas-Rio is based on the expectation of future profitability arising from the mining reserve exploration related to the mining right, according to Note 16.

Due to the corporate reorganization concluded on May 7, 2007, as described in Note 1b, in which the Company organized the merger of the subsidiary MMX Minas-Rio into their wholly-owned subsidiary MPC, which after the reverse became a closely-held corporation and was renamed to MMX Minas-Rio Mineração S.A. ("MMX Minas-Rio"), the goodwill balance was reclassified to deferred charges in conformity with CVM Instruction n° 319/99.

- *Bahia Ferro*

The goodwill balance, in the amount of R$9,780, determined on the acquisition of 24% of the quotas of Bahia Ferro by the Company, is based on the expectation of future profitability arising from the mining rights exploration of this subsidiary. Future profitability is based on feasibility studies, business plans of projects and technical reports on production capacity of reserves, which are preliminary, and, therefore, subject to future confirmation, in accordance with works carried out by the Company.

- *MMX Comercial Exportadora*

The goodwill balance, in the amount of R$100, determined on the acquisition of 99.99% of the quotas of MMX Comercial Exportadora by subsidiary MMX Corumbá, is based on the expectation of future profitability of this subsidiary.

- *Bay Service*

The goodwill balance, in the amount of R$205, determined on the acquisition of 99.99% of the quotas of Bay Service by the Company, is based on the expectation of future profitability of this subsidiary.

Goodwill amortization will be recorded in up to 10 year, as of commercial start-up and, according to the future profitability projections.

(In thousand of reais, unless stated otherwise)

b. Mining rights and concession

The Company had the following mining rights:

				Consolidated	
Company	**Sub-item**	**State**	**Right**	**9/30/2007**	**6/30/2007**
Acquisitions:					
IRX	(I)	Bahia	Mineral - Ion ore	168	168
MMX Minas-Rio	(II)	Minas Gerais	Mineral - Ion ore	20,400	40,000
MMX Minas-Rio	(III)	Minas Gerais	Mineral - Ion ore	808	1,585
MMX Minas-Rio	(IV)	Minas Gerais	Mineral - Ion ore	15	30
MMX Corumbá	(V)	Mato Grosso	Mineral - Ion ore	28,955	28,954
MMX Logística do Amapá	(VI)	Amapá	Railway Concession/ Granting	763	773
MMX Serro	(VII)	Minas Gerais	Mineral - Ion ore	29,668	40,579
				80,777	112,089
Advances for mining rights acquisition:					
MMX Serro	(VIII)	Minas Gerais	Mineral - Ion ore	418	1,513
MMX Minas-Rio	(IX)	Minas Gerais	Mineral - Ion ore	26,221	51,413
Bahia Ferro	(X)	Bahia & Piauí	Mineral - Ion ore	88	88
				26,727	53,014
Accumulated amortization:					
MMX Corumbá				(828)	(560)
				106,676	164,543

(I) Mining rights acquired on September 9, 2004 in the State of Bahia.

(II) Located in the Serra do Espinhaço region, in the State of Minas Gerais, and acquired on October 19, 2005, at a total cost of R$40,000, out of which R$4,500 was paid on the signature of the contract and the remaining amount will be paid in installments, as described in Note 21a.

(In thousand of reais, unless stated otherwise)

(III) Located in the Quadrilátero Ferrífero region, in the State of Minas Gerais, and acquired on August 17, 2005, through the acquisition of quotas in MPC (currently named MMX Minas-Rio), the owner of the assets in question. The total value of the transaction was US$75,000 thousand, the first installment of US$20,000 thousand was paid in 2005. On October 23, 2006, the subsidiary MMX Minas-Rio executed an addendum to the acquisition agreement of quotas of MPC, due to the conventional revaluation of its assets, reducing the total acquisition cost of quotas from US$75,000 thousand to US$50,500 thousand. Consequently, the remaining balance payable for the acquisition of quotas, which, before the revaluation, was US$55,000 thousand (equivalent to R$129,954), started being, due to the addendum, of US$30,500 thousand, plus interest, and the 1st installment was paid on December 3, 2006 in the amount of US$20,000 thousand and the remaining installment of US$10,500 thousand falling due on July 30, 2007, as mentioned in Note 21b.

The value of the mining right recorded in the indirect subsidiary MPC (currently MMX Minas-Rio) is R$25, resulting in the subsidiary MMX Minas-Rio recording a transaction goodwill, as described in Note 14a.

On January 10, 2006, the subsidiary required new mining rights with the National Department of Mineral Production ("DNPM") in the same region, at the cost of R$1.

On April 28, 2006, there was the execution of acquisition agreement of mining rights, in the place called Fazenda Itaoca, in the Municipality of Campos de Goytacazes, in the State of Rio de Janeiro, by the total amount of R$1,561 by which R$861 were paid in the acquisition and the remaining balance will be paid in 5 installments of R$140, with the 1st installment maturing on January 16, 2007.

(In thousand of reais, unless stated otherwise)

(IV) Agreement entered into on April 13, 2006 for mining research services and experimental mining necessary for a better knowledge of the area.

(V) Mining rights of the Laiz and Ema mines, designated mine 63, in the Municipality of Corumbá, State of Mato Grosso do Sul, acquired from the company Sociedade Brasileira de Imóveis Ltda.

(VI) Concession granting value of EFA, as described in Note 1c.

(VII) On March 13, 2006, an option agreement was entered into for the mining rights purchase regarding iron ore exploration in the Serra do Espinhaço region, for which it paid US$700 thousand (equivalent to R$1,490) and, on August 7 and 25, 2006, additions for the option agreement were entered into, for which it paid US$480 thousand (equivalent to R$973). On January 24, 2007, the purchase option of this right was exercised in the amount of R$35,000 to be paid in twenty equal, consecutive and monthly installments in the amount of R$1,750, adjusted by the savings index. On April 4, 2007, MMX Minas-Rio organized MMX Serro with these rights, pursuant to Note 1b.

(VIII) On March 3, 2006, an option agreement was entered into for the mining rights purchase regarding iron ore exploration in the Serra do Espinhaço region, for which MMX Minas-Rio paid US$500 thousand as purchase option and on December 11, 2006, an agreement addendum was executed in the amount of US$200 thousand, to be paid in four equal and consecutive monthly installments in the amount of US$50 thousand, and the first one is due in 10 days from the execution of this addendum and the other ones in the subsequent three months. On April 4, 2007, MMX Minas-Rio organized MMX Serro with this right, pursuant to Note 1b.

(IX) On April 28, 2006, an option agreement was entered into for the mining rights purchase regarding iron ore exploration in the Quadrilátero Ferrífero region, for which it paid US$6,000 thousand (equivalent to R$12,535) as purchase option. The purchase option was valid for 10 months and was extended for more 8 months through an additional payment of US$18,500 thousand (equivalent to R$38,878) made on March 6, 2007.

(In thousand of reais, unless stated otherwise)

(X) On May 29, 2007 the Company acquired the mining rights to explore iron ore in the States of Bahia and Piauí, through the acquisition of 120,000 quotas with a par value of R$1 each, equivalent to 24% of equity interest in Bahia Ferro for R$9,900. The Company recorded goodwill as described in Note 14a.

The Company has the option to purchase the remaining 76% of equity interest, for the additional price of R$128,700, adjusted by the variance of the IGP-M index, until the effective due date, with R$19,800 equivalent to 1% of the interest by February 28, 2008 and the remaining balance of R$108,900 equivalent to 75% will be paid in two installments, the first in the amount of R$29,700 by August 29, 2008 and the second in the amount of R$79,200 by May 28, 2010. The exercise of the option is contingent upon the results of the exploration and of mining research.

The reduction in the balances between June 30 and September 30, 2007, presented in sub items III, IV, VII, VIII and IX, refers to the proportional consolidation, as described in Note 4a.

On July 14, 2006, the subsidiary MMX Amapá and MPBA entered into an Agreement for the Assignment of Mining Rights and Other Arrangements, whereby certain mining rights contained in Proceedings no.852.730/93, 858.010/99 and 858.114/04, previously subject matter of an agreement of shared exploration between the two companies, were assigned and transferred to MMX Amapá. For the assignment of the mining rights, MMX Amapá will pay MPBA a share equivalent to 1% of the gross revenue obtained by MMX Amapá with the sale or other form of disposal of iron ore or other non-precious minerals originating from the mining of the outcrops present in the region of the aforesaid mining rights.

Mining rights, in the operating activities, are amortized based on the method of unit produced.

c. *Right-of-way*

The Company, through its subsidiary LLX Logística, has right of access to areas owned by a third party for the execution of access route construction work, to install construction sites and to build an area for the storage of materials that will be extracted from the quarry at Fazenda Itaoca. The right of access is established in an agreement the validity period of which is three years as from the start-up date.

(In thousand of reais, unless stated otherwise)

d. Costs for assets retirement and reforestation

These refer to the costs that the Company will incur in recomposing the areas of the mines when the exploration rights end, as described in Note 22, as follows:

	Consolidated	
	9/30/2007	**6/30/2007**
MMX Corumbá	1,327	1,327
MMX Amapá	3,066	3,066
MMX Minas-Rio **(a)**	3,319	6,634
LLX Minas-Rio	65	-
	7,777	11,027

(a) The reduction in the provision at MMX Minas-Rio refers to the proportional consolidation, as described in Note 4.

15 Property, plant and equipment

	Consolidated	
	9/30/2007	**6/30/2007**
MMX	4,592	16,002
MMX Amapá	445,315	251,348
MMX Corumbá	38,495	37,459
MMX Metálicos Corumbá	220,586	179,719
MMX Minas-Rio	37,632	46,941
MMX Logística do Amapá	26,108	22,546
LLX Açu (*)	30,854	6,654
LLX Minas-Rio (*)	704	646
Bay Service	4,555	-
LLX Logística S.A.	66	-
Bahia Ferro	6	6
MMX Properties	184	193
	809,097	561,514

(*) Balances resulting from the corporate reorganization that occurred at MMX Minas-Rio, concluded on May 7, 2007, as described in Note 1b, whereby the Company organized the subsidiaries, LLX Minas-Rio and LLX Açu.

(In thousand of reais, unless stated otherwise)

a. Breakdown of balances

		Parent company					
		9/30/2007			6/30/2007		
	Depreciation rate % p.a	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Buildings and improvements	8	1,845	(76)	1,769	1,528	(45)	1,483
Furniture and fixture	10	661	(61)	600	629	(45)	584
Machinery and equipment	10	56	(3)	53	38	(2)	36
IT equipment	20	437	(25)	412	179	(9)	170
Software	20	1,806	(69)	1,736	393	(30)	363
		4,805	(234)	4,571	2,767	(131)	2,637
Land *(a.1)*	-	-	-	-	13,359	-	13,359
Advances for property, plant and equipment formation	-	21	-	21	7	-	7
		21	-	21	13,366	-	13,366
		4,826	(234)	4,592	16,133	(131)	16,002

(a.1) The land was sold in the quarter for the subsidiary LLX Açu and the value is stated at "Others" in current assets.

(In thousand of reais, unless stated otherwise)

		Consolidated					
		9/30/2007			6/30/2007		
	Depreciation rate % p.a	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Buildings and improvements	8	3,965	(198)	3,767	3,705	(148)	3,557
Furniture and fixture	10	3,285	(315)	2,970	3,263	(257)	3,006
Machinery and equipment	10	128,337	(4,889)	123,448	45,680	(2,590)	43,090
Aircraft (a.1)	10	12,145	(1,518)	10,627	12,145	(1,215)	10,930
IT equipment	20	4,821	(791)	4,030	4,112	(595)	3,517
Vehicles	20	5,224	(813)	4,411	4,086	(598)	3,488
Software	20	3,292	(296)	2,996	1,814	(209)	1,605
Railway *equipment*	5	14,213	(472)	13,741	11,109	(307)	10,802
Forests		6,213	-	6,213	6,213	-	6,213
		181,495	(9,292)	172,203	92,127	(5,919)	86,208
Land (a.2)	-	84,485	-	84,485	73,610	-	73,610
Advances for property, plant and equipment formation	-	127,152	-	127,152	83,157	-	83,157
Construction in progress	-	425,257	-	425,257	318,539	-	318,539
		636,894	-	636,894	475,306	-	475,306
		818,389	(9,292)	809,097	567,433	(5,919)	561,514

(In thousand of reais, unless stated otherwise)

a.1. Aircraft lease-back operation

This aircraft was acquired by the subsidiary MMX Metálicos Corumbá in February 2006, at the price of US$6,000 thousand.

On May 16, 2006, the subsidiary MMX Metálicos Corumbá entered into an aircraft *sale-lease-back* agreement in the amount of US$5,400 thousand (equivalent to R$12,192), for a term of 120 months, with residual value of US$1,350 thousand. The amortizations of leasing agreement are quarterly and started in October 2006.

a.2. Land

It includes the land acquired by MMX Amapá on November 30, 2006, located in Santana, in the State of Amapá, for the total cost of R$20,823, with maturity of the promissory note estimated for January 8, 2008. The payable balance is recognized in "Property, plant and equipment acquisition obligations".

LLX Açu has the following land at São João da Barra: Fazenda Pontinhas, acquired by the total amount of R$8,591, originally purchased by MPC and whose rights were transferred to LLX Açu, as described in Nota 1a; Fazenda Peruíbe and Saco Dantas, acquired by total amount of R$6,654; Fazenda Caruara, originally acquired by the Company and whose rights were transferred to LLX Açu, as described in Note 1a.

Aditionally, it includes the land of MMX Metálicos Corumbá, Fazenda Progresso and Fazenda Piúva, in the amount of R$10,836 and the land of Fazenda Correntes II, in the amount of R$10,160.

a.3. Cost movement

	6/30/2007	Movement - Parent company			9/30/2007
	Cost	Additions	Write-offs	Transfers	Cost
Buildings and improvements	1,528	317	-	-	1,845
Furniture and fixture	629	32	-	-	661
Machinery and equipment	38	18	-	-	56
IT equipment	179	258	-	-	437
Software	393	1,413	-	-	1,806
Land	13,359		(13,359)	-	-
Advances to suppliers	7	14	-	-	21
	16,133	2,052	(13,359)	-	4,826

(In thousand of reais, unless stated otherwise)

	6/30/2007	Movement - Consolidated					9/30/2007
	Cost	Additions	Write-offs	Transfers	Exchange variation	Others (*)	Cost
Buildings and improvements	3,705	316	-	-	-	(56)	3,965
Furniture and fixture	3,263	428	-	-	-	(406)	3,285
Machinery and equipment	45,680	15,104	(647)	68,993	-	(793)	128,337
Aircraft	12,145	-	-	-			12,145
IT equipment	4,112	1,347	(370)	-	-	(268)	4,821
Vehicles	4,086	1,430	-	-	-	(292)	5,224
Software	1,814	1,748	-	-	-	(270)	3,292
Railway equipment	11,109	3,104	-	-	-		14,213
Forests	6,213	-	-	-	-		6,213
Land	73,610	31,807	(17,740)	1,500	-	(4,692)	84,485
Advances to suppliers	83,157	87,282	(26,985)	(1,500)	-	(14,802)	127,152
Construction in progress	318,539	177,665	-	(68,993)	-	(1,954)	425,257
	567,433	320,231	(45,742)	-	-	(23,533)	818,389

(*) Refers substantially to the interest of Anglo American Participações in the property, plant and equipment on June 18, 2007 of MMX Minas-Rio, MMX Serro and LLX Minas-Rio, which was no longer consolidated by the Company since they are companies whose control is shared as of the aforementioned date, as per the Shareholders' Agreement described in Note 4.

(In thousand of reais, unless stated otherwise)

16 Deferred charges

	Consolidated					
	9/30/2007			6/30/2007		
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
MMX Amapá	83,086	-	83,086	69,108	-	69,108
MMX Minas-Rio	63,536	-	63,536	80,958	-	80,958
MMX Corumbá	24,687	(2,469)	22,218	24,687	(1,851)	22,836
MMX Metálicos Corumbá	29,190	-	29,190	29,882	-	29,882
MMX Logística do Amapá	18,051	(1,466)	16,585	18,051	(336)	17,715
MMX Serro	2,710	-	2,710	3,685	-	3,685
LLX Logística	-	-	-	123	-	123
LLX Açú (*)	917	-	917	79	-	79
LLX Minas-Rio (*)	-	-	-	5,169	-	5,169
IRX	67	-	67	63	-	63
Bahia Ferro	1,597	-	1,597	1,366	-	1,366
	223,841	(3,935)	219,906	233,171	(2,187)	230,984

(*) Balances resulting from the corporate reorganization that occurred at MMX Minas-Rio, concluded on May 7, 2007, as described in Note 1b, whereby the Company organized the subsidiaries, LLX Minas-Rio and LLX Açu.

(In thousand of reais, unless stated otherwise)

Its breakdown is as follows:

	9/30/2007										9/30/2006
	MMX Minas-Rio	MMX Serro	LLX Açú	MMX Amapá Mineração	LLX Logística	MMX Corumbá Mineração	IRX	MMX Metálicos Corumbá	Bahia Ferro	Consolidated	Consolidated
Personnel	-	-	-	22,686	970	3,598	-	14,155	-	41,409	39,202
Consultancy , audit and others	-	3	141	20,632	2,186	4,809	67	15,995	815	44,648	34,185
Investment in research	-	933	493	16,209	-	10,440	-	10,838	550	39,463	73,333
Environment	-	-	-	605	-	-	-	3,134	-	3,739	9,242
Manufacturing general expenses	-	-	-	22,430	10,254	-	-		-	32,684	32,141
Materials	-	-	-	2,482	501	399	-	2,900	-	6,282	4,306
Taxes	-	-	1	3,487	34	143	-	3,228	-	6,893	3,861
CPMF	-	-	11	3,926	242	277	-	4,223	-	8,679	5,308
IOF	-	223	183	3,566	-	38	-	-	-	4,010	4,902
Others	-	-	41	21,497	3,045	1,733	-	15,001	224	41,541	57,218
Amortization	-	-	-	-	(1,466)	-	-	-	-	(1,466)	(2,187)
Pre-operating expenses	-	1,159	870	117,520	15,766	21,437	67	69,474	1,589	227,882	301,511
Goodwill	63,535	-	-	-	-	-	-		-	63,535	124,580
Income from financial investments	-	-	47	(1,135)	-	(819)	-	(5,196)	-	(7,103)	(3,994)
Hedge income	-	-	-	(36,675)	-	(217)	-	(10,806)	-	(47,698)	(178,592)
Interest	-	823	-	18,875	798	6,445	-	16,733	-	43,674	17,756
Foreign exchange variation	-	97	-	(15,473)	-	(4,305)	-	(37,632)	-	(57,313)	(66,632)
Others	-	631	-	(25)	21	(323)	-	(3,383)	7	(3,072)	36,356
Financial income	-	1,551	47	(34,433)	819	781	-	(40,284)	7	(71,512)	(195,106)
Total deferred charges	63,535	2,710	917	83,087	16,585	22,218	67	29,190	1,596	219,906	230,984

(In thousand of reais, unless stated otherwise)

Deferred charges are valued at their formation cost and represent pre-operating expenses incurred and income earned in the phase of research and deployment of the integrated mining and logistics projects.

The subsidiaries MMX Minas-Rio and LLX Minas-Rio determined net income of R$55,035 and R$3,932 resulting from forward currency transaction earnings and income from financial investments, that were accounted for in deferred income, as mentioned in Note 23.

Deferred charges, for operating activities, are amortized in a 10-year term, since the date of commercial start-up, when economic benefit expectations started to be generated.

The goodwill balance determined in the acquisition of the subsidiary MPC by MMX Minas-Rio is based on expectation of future profitability arising from in the mining reserve exploration related to the mining rights, as Note 14.

(In thousand of reais, unless stated otherwise)

17 Related party transactions

	Accounts receivable - Parent company	
	9/30/2007	6/30/2007
MMX Amapá	194,868	16,376
MMX Minas-Rio	-	72,373
MMX Metálicos Corumbá	36,073	101,073
MMX Corumbá	9,041	-
MMX Logística Amapá	-	-
LLX Logística	359	9
LLX Açu	9,078	78
LLX Minas-Rio	19	19
Bay Service	4,538	-
	253,976	189,928
Interest accrued	12,819	11,497
IOF tax	6,708	5,103
	273,503	206,528

	Accounts payable - Parent company	
	9/30/2007	6/30/2007
MMX Minas-Rio	2,048	-

(In thousand of reais, unless stated otherwise)

The main balances of assets on September 30 and June 30, 2007, as well as transactions that have influenced the income for the period, related to operations with related parties, resulted from transactions of the Company with its direct and indirect subsidiaries, which were made under usual market conditions for the respective types of operations.

As mentioned in Note 18, the controlling shareholder is the guarantor of some loans and financings obtained by the Company's subsidiaries.

18 Loans and financing

			Consolidated	
Institutions	**Guarantees**	**Term**	**9/30/2007**	**6/30/2007**
MMX Minas-Rio:				
Unibanco S.A.	Pledge of mining rights + Surety of MMX	7/24/2008	11,254	23,114
Unibanco S.A.	Pledge of mining rights + Surety of MMX	9/16/2008	7,503	15,410
Unibanco S.A.	Pledge of mining rights + Surety of MMX	7/21/2008	6,098	12,520
Unibanco S.A.	Pledge of mining rights + Surety of MMX	7/15/2008	4,689	9,631
Unibanco S.A.	Pledge of mining rights + Surety of MMX	9/10/2008	4,689	9,631
Unibanco S.A.	Pledge of mining rights + Surety of MMX	11/18/2008	3,282	6,741
Banco Itaú BBA S.A.	Surety of MMX	9/06/2007	-	7,705
Unibanco S.A.	Pledge of mining rights + Surety of MMX	1/22/2008	4,689	9,631
Unibanco S.A.	Pledge of mining rights + Surety of MMX	2/25/2008	7,972	16,373
Banco Bradesco S.A.	Surety of MMX	11/13/2007	4,782	9,823
Unibanco S.A.	Pledge of mining rights + Surety of MMX	4/18/2008	6,096	12,520
Unibanco S.A.	Pledge of mining rights + Surety of MMX	6/23/2008	9,378	19,262
Banco Itaú BBA S.A.	Surety of MMX	3/24/2008	938	1,926
Banco Itaú BBA S.A.	Surety of MMX	9/06/2007	-	4,816
			71,370	159,103
LLX Logistica:				
Hedge	Provision for hedge *settlement*		-	5,149

(In thousand of reais, unless stated otherwise)

			Consolidated	
Institutions	**Guarantees**	**Term**	**9/30/2007**	**6/30/2007**
MMX Amapá:				
Banco Itaú BBA S.A.	Surety of MMX	7/24/2007	-	9,631
Banco Itaú BBA S.A.	Surety of MMX	10/29/2007	9,194	-
Banco ABC Brasil S.A.	Surety of MMX	7/03/2007	-	15,410
Banco ABC Brasil S.A.	Surety of MMX	10/19/2007	14,711	-
Banco Itaú BBA S.A.	Aval da MMX/Centennial Asset Part. Amapá S.A.	7/30/2007	-	34,055
Banco Itaú BBA S.A.	Aval da MMX/Centennial Asset Part. Amapá S.A.	10/29/2007	49,062	-
Banco Itaú BBA S.A.	Surety of MMX	7/30/2007	-	17,336
Banco Itaú BBA S.A.	Surety of MMX	10/19/2007	29,422	-
Banco Itaú BBA S.A.	Surety of MMX	9/19/2007	-	30,819
Banco Itaú BBA S.A.	Surety of MMX	10/19/2007	25,745	-
Banco Itaú BBA S.A.	Surety of MMX	9/19/2007	-	26,967
Banco Itaú BBA S.A.	Surety of MMX	10/29/2007	27,584	-
Hedge	Provision for hedge *settlement*		-	5,323
			155,719	139,541
MMX Metálicos:				
Aircraft Leasing	Guarantor /Co-obligor: Eike Fuhrken Batista	7/01/2016	8,999	9,621
Banco Votorantim S.A.	Surety of MMX	2/28/2008	5,517	5,779
Banco Votorantim S.A.	Surety of MMX	3/05/2008	45,973	48,155
Banco Santander Banespa	Surety of MMX	3/24/2008	18,389	19,262
Banco Bradesco S.A.	Surety of MMX	6/20/2008	18,389	19,262
Banco Votorantim S.A.	Surety of MMX	6/30/2008	23,906	-
Banco Votorantim S.A.	Surety of MMX	7/18/2008	14,711	-
Banco Votorantim S.A.	Surety of MMX	8/07/2008	18,389	-
Banco Votorantim S.A.	Surety of MMX	8/11/2008	27,584	-
Banco Bradesco S.A.	Surety of MMX	8/11/2008	55,166	-
			237,024	102,079

(In thousand of reais, unless stated otherwise)

Institutions	Guarantees	Term	Consolidated 9/30/2007	Consolidated 6/30/2007
MMX Corumbá:				
Banco Unibanco S.A.	Guarantor /Co-obligor: Eike Fuhrken Batista	7/04/2008	22,067	23,114
Banco ABC Brasil S.A.	Guarantor /Co-obligor: Eike Fuhrken Batista	10/19/2007	9,195	9,631
Banco Itaú BBA S.A.				
BNDES	Guarantor /Co-obligor: Eike Fuhrken Batista	10/15/2010	1,911	2,037
Banco Votorantim S.A.	Surety of MMX	11/05/2007	9,195	9,631
Banco Votorantim S.A.	Surety of MMX	8/07/2008	9,195	-
Banco Votorantim S.A.	Surety of MMX	9/05/2008	9,195	-
BNDES - Banco Nacional	Guarantor /Co-obligor: Eike Fuhrken Batista	3/15/2010	672	729
BNDES - Banco Nacional	Guarantor /Co-obligor: Eike Fuhrken Batista	8/16/2010	7,110	7,717
BNDES - Banco Nacional	Guarantor /Co-obligor: Eike Fuhrken Batista	8/16/2010	1,279	1,357
CITIBANK	Surety of MMX	11/19/2007	18,389	19,262
Banco Santander Banespa	Surety of MMX	1/14/2008	9,195	9,631
Banco Santander Banespa	Surety of MMX	2/01/2008	9,195	9,631
Banco Santander Banespa	Surety of MMX	2/29/2008	18,389	19,262
Banco Santander Banespa	Surety of MMX	3/10/2008	9,195	9,631
Banco Votorantim S.A.	Surety of MMX	3/18/2008	16,550	17,336
Banco Bradesco S.A.	Surety of MMX	4/04/2008	12,872	13,483
Banco Bradesco S.A.	Surety of MMX	4/14/2008	23,906	25,041
Banco Safra	Surety of MMX	5/19/2008	9,195	9,631
Credit Suisse S.A.	Surety of MMX	12/17/2007	55,443	58,075
			252,148	245,199
Principal			716,261	651,071
Short-term interest incurred			15,440	13,398
			731,701	664,469
Current			712,531	547,085
Non-current			19,170	117,384

(In thousand of reais, unless stated otherwise)

Financings in domestic currency incur: (i) fixed interest of 12.60% p.a.; (ii) variable interest based on the long-term interest rate ("TJLP") and Basket of Currencies, plus 5.60% p.a.

Financings in foreign currency incur: (i) U.S. dollar exchange variation plus fixed interest of 5.90% to 19.66% p.a.; and (ii) LIBOR plus interest ranging from 2.95% to 3.28% p.a. (and) the average cost of loans in foreign currency results in a weighted average rate of 10.04% p.a, plus U.S. dollar exchange variation.

Complementing the financial advisory services proposals signed on December 27, 2006 and of loan agreements signed on February 22, 2007 with Banco Itaú BBA and Banco ABC Brasil, MMX, through its subsidiary MMX Amapá, obtained on July 27, 2007, Financial Colaboration Concession through an onlending in the total aumount of R$580,469. The payment of this credit facility will be made through an onlending by Banco Itaú BBA and is expected to start during November, 2007. On November 2007, also complementing the advisory and loan agreements aforementioned, there will by the disbursement of prepayment of exports facilities in the amount of US$70,000, being US$50,000 through Banco ABC Brasil and US$20,000 through Banco Itaú BBA.

The Company, by means of its subsidiary MMX Minas-Rio, has a credit line with Unibanco in the amount of US$400,000 thousand for 144-month term and a six-month grace period. Besides this own line, Unibanco will also act as an advisor for the contracting of US$968,000 thousand in additional lines, amounting, together with the direct line of Unibanco, to a total US$1,518,000 thousand. These credit lines are subject to a series of guarantees and covenants, including pledge of mining rights, pledge of assets and other guarantees. Unibanco released a line of US$70,000 thousand in the bridge loan category for the initial investments of the project and obtainment of licenses, which was fully used by MMX on September 30, 2007, and the collateral provided consisted of the pledge of the mining rights of Process no. 830,286 of DNPM, owned by the subsidiary MMX Minas-Rio.

(In thousand of reais, unless stated otherwise)

On March 23, 2007, the Company, by means of its subsidiaries MMX Corumbá and MMX Metálicos, executed a financial advisory services proposal with Banco BNP Paribas for financing of debt restructuring of MMX Corumbá (mine 63) and financing of Pig Iron Project of MMX Metálicos Corumbá. The financial proposal sets forth export prepayment operation in the total amount of up to US$60,000 thousand to MMX Corumbá and Banco Nacional de Desenvolvimento Econômico e Social ("BNDES") and Fundo Constitucional do Centro-Oeste ("FCO") onlending in the total amount of US$90,000 thousand to MMX Metálicos Corumbá.

On June 6, 2007, the project of MMX Minas-Rio, aimed at the deployment of the infrastructure necessary for the exploration of iron ore mines in the Quadrilátero Ferrífero region of Minas Gerais, as well as the construction of the mining pipeline for transportation of iron ore pulp to the port terminal - Port of Açú, had its qualification for financing by BNDES acknowledged, by means of financial agents, with potential adhesion of BNDES to the syndicate of onlending banks, which will depend on compliance with the rules in force at BNDES. The approval of the qualification does not imply approval of financing.

On July 16, 2007, MMX and Banco BNP Paribas decided in mutual agreement to suspend the financial advisory services proposal for financing of the debt restructuring of MMX Corumbá (mine 63) and financing of the Pig Iron Project of MMX Metálicos Corumbá for the period of 5 months. On September 30, 2007, the financial advisory contract with the Bank remained suspended.

19 Provision for contingencies

On September 30 and June 30, 2007, the Company and its direct and indirect subsidiaries are parties in judicial claims and administrative proceedings arising in the ordinary course of business, involving basically civil matters. Based on the opinion of its legal advisors regarding the probability of losses for the lawsuits, the subsidiary MMX Metálicos Corumbá has recorded a provision for contingencies in the amount of R$200.

(In thousand of reais, unless stated otherwise)

20 Income and social contribution taxes

On September 30 and June 30 2007, most of the Company's subsidiaries were in the pre-operating phase. Deferred income and social contribution tax assets were calculated at the rate of 34%. Since there was no history of taxable income, a full valuation allowance was recorded for the recoverability of such assets.

The origin of deferred income and social contribution taxes is presented below:

	Parent company		Consolidated	
	9/30/2007	6/30/2007	9/30/2007	6/30/2007
Non-current assets:				
Tax loss carry forwards	16,403	16,314	27,801	28,292
Negative basis of social contribution tax	5,905	5,873	10,008	10,885
Provision for adjustment to market value	-	-	1,115	1,544
Provision for the withdrawal of assets	-	-	116	98
	22,308	22,187	39,040	40,119
Valuation allowance	(22,308)	(22,187)	(39,040)	(40,119)
	-	-	-	-

(In thousand of reais, unless stated otherwise)

a Results for the period

The reconciliation of the tax expense as calculated by application of the income and social contribution tax rates is presented below:

	Parent company		Consolidated	
	9/30/2007	**9/30/2006**	**9/30/2007**	**9/30/2006**
Income (loss) for the period before income and social contribution taxes and investments	842,492	-	842,555	-
Nominal rate	34%	-	34%	-
Income tax and social contribution at the nominal rate	286,447	-	286,469	-
Effect of income tax and social contribution on the additions to (exclusions) book income:				
Provision for loss on investments	8,383	-	8,383	-
Capital gain on the variation of percentage of interest in subsidiaries	(282,466)	-	(282,466)	-
Tax loss carryforward and negative basis of social contribution tax	(3,727)	-	(3,727)	-
Other	-	-	41	-
Income and social contribution taxes expense	8,637	-	8,700	-
Effective rate	24%	-	24%	-

(In thousand of reais, unless stated otherwise)

b Deferred income

	Parent company		Consolidated	
	9/30/2007	9/30/2006	9/30/2007	9/30/2006
Pre-operating financial income	-	-	194,483	-
Income and social contribution taxes(*)	-	-	66,125	-
Effective rate	34%	-	34%	-

(*) Recorded at deferred income by subsidiaries MMX Minas-Rio and LLX Minas-Rio, as described in Note 23.

21 Investment acquisition obligations

The Company, through its subsidiaries, held consolidated commitments related to the acquisition of quotas of the subsidiary MPC (currently MMX Minas-Rio), and for the direct acquisition of the mining rights as detailed below:

			Consolidated			
			9/30/2007		6/30/2007	
Company		Creditor	Short-term	Long-term	Short-term	Long-term
MMX Minas-Rio	(a)	Mining rights assignor	-	15,696	-	30,005
MMX Minas-Rio	(b)	Quota assignor	-	-	20,225	-
MMX Minas-Rio		Others	103	-	202	-
			103	15,696	20,427	30,005
MMX Serro	(c)	Mining rights assignor	11,811	156	22,912	6,093
MMX Serro		Other	510	-	983	246
			12,321	156	23,895	6,339
			12,424	15,852	44,322	36,344

(In thousand of reais, unless stated otherwise)

(a) Remaining balance payable to the seller, due in three installments adjusted by the IGP-M index, of R$8,674 on October 14, 2006, R$10,032 and R$10,868 on April 12 and October 9, 2007, respectively. On July 1, 2006, a supplementary term was executed, extending the maturities of installments for October 19, 2009, 2010 and 2011, respectively, as Note 14b.

(b) Remaining balance of US$55,000 thousand related to the quota purchase from subsidiary MPC is due to sellers on December 31, 2005, which as a consequence of the execution of the addendum to the acquisition agreement of quotas of MPC (nowadays called MMX Minas-Rio), due to the conventional revaluation of its assets, according to Note 30,500b, started being US$30,500 thousand. On December 3, 2006, US$20,000 thousand was paid and the remaining balance equivalent to US$10,500 thousand was paid on July 30, 2007.The subsidiary constituted a pledge on mining rights, held by the subsidiary MPC in favor of sellers as a payment guarantee, as Note 14b.

(c) Remaining balance payable to the seller, in eighteen monthly, equal and consecutive installments in the amount of R$1,750, adjusted at the savings index, as Note 14b.

The reduction in the balances between June 30 and September 30, 2007 refers to the proportional consolidation, as described in note 4a.

(In thousand of reais, unless stated otherwise)

22 Asset retirement obligations

	Consolidated	
	9/30/2007	6/30/2007
Incurred liability	7,777	11,027
Increase in deferred charges	1,661	2,106
Increase in expenses	342	289
Deferred income	65	-
Provision for realization	9,845	13,422

The Company has liabilities related to the withdrawal of assets arising from the regulatory requirements to carry out specific write-downs when the exploration rights terminate, as described in Note 14. This liability has been initially assessed at the fair value, and subsequently, adjusted at the expense in the companies in operation and at deferred charges in the companies in pre-operating stage with the addition of interest and change of values. Costs related to withdrawal are capitalized and depreciated over the useful life of the long-term asset based on the produced unit method.

Moreover, the Company, through its subsidiary of shared control LLX Minas-Rio, has obligations related to the recovery of the areas and removal of assets originating from the right-of way recorded in intangible assets, as described in Note 14. Costs related to this obligation are capitalized and amortized for three years, according to the term of the agreement.

23 Deferred income

The subsidiaries MMX Minas-Rio and LLX Minas-Rio determined a net credit balance in deferred charges resulting from forward currency transaction earnings and income from financial investments, as mentioned in Note 16.

(In thousand of reais, unless stated otherwise)

Its breakdown is as follows:

	Amortization rate p.a. %	Consolidated 9/30/2007
Pre-operating expenses	10	
Personnel		(7,095)
Consultancy and audit		(12,441)
Research expenses		(25,607)
Expenditures with the environment		(3,899)
Manufacturing general expenses		(9,025)
Provisional contribution on financial activity		(4,198)
Tax on financial operations		(1,032)
Others		(6,094)
		(69,391)
Income and social contribution taxes	10	(66,125)
Pre-operating financial income, net	10	
Income from financial investments		19,997
Forward currency transaction settlement earnings		168,519
Interest		(12,266)
Foreign exchange variation		21,808
Others		(3,575)
		194,483
		58,967

(In thousand of reais, unless stated otherwise)

24 Shareholder's equity (Parent company)

a. Capital stock

The Company's capital stock on September 30 and June 30, 2007 was divided on 15,230,492 and 7,607,756 ordinary shares, respectively, all of them registered shares, with no par value.

On December 19, 2005, the Company, following a resolution by a meeting of the Board of Directors on the same date, underwent a capital increase of R$16,643 via a private subscription of shares, partly paid in as national currency and partly as quotas representing the capital stock of MMX Amapá and MMX Minas-Rio.

These quotas were converted at their book value, in accordance with evaluation reports presented by a specialized company hired for this exclusive purpose. As explained in the management's justification for the capital increase, the book value of the quotas was substantially below their fair market value.

For the purpose of this capital increase, the issue price of the Company's shares was fixed at $519.38 per share, taking into consideration the Company's expected future profitability, as in the justification presented by the Board of Directors to the shareholders on December 14, 2005.

At an Extraordinary General Meeting and a Meeting of Preference Shareholders of the Company, both held on February 10, 2006, the shareholders resolved to convert the 40,000 preferred shares issued by the Company into common shares.

On April 12, 2006, the Company's Board of Directors approved a new capital increase in the amount of R$ 15,210, through the issue of 17,170 book entry common shares, at the issue price of R$885.8474 per share. The controlling shareholder of MMX paid up the capital increase through the contribution to the Company's capital of substantially all the quotas representing the capital stock of MMX Corumbá Participações Ltda. The unit value of the quotas of MMX Corumbá Participações Ltda. was the purpose of an appraisal report prepared by a contracted specialized company, on the reference date of March 31, 2006, and the evaluation criteria was the equity book value of the quotas, and the aforementioned report was unanimously approved by the Company's shareholders.

(In thousand of reais, unless stated otherwise)

On April 28, 2006, at an Extraordinary General Meeting, the shareholders of MMX decided, unanimously, to carry out a partial spin-off of the Company, separating in favor of the companies Centennial Asset Participações Amapá S.A., Centennial Asset Participações Minas-Rio S.A. and Centennial Asset Participações Corumbá S.A. (the "Recipients"), respectively, 30% of the quotas representing the following subsidiaries of the Company, MMX Amapá, MMX Minas-Rio and MMX Corumbá, together with the corresponding portion of capital stock. The partial spin-off represented the cancellation of the total common shares of the Company then held by the foreign investor Centennial Asset Mining Fund LLC, which received, in exchange, shares of the Recipient companies of the spun-off portion.

The portions of the shareholders' equity of MMX transferred to the Recipients due to the spin-off were valued by a contracted specialized company, on the reference date of April 18, 2006, and the evaluation criteria were the equity book value of the asset and liability accounts, based on the elements reported in the pro forma balance sheet of the Company prepared on April 18, 2006.

The value of the spun-off portions on the spin-off date was R$8,293 thousand, and the following amounts were attributed to each one of the Recipients:

- The amount of R$1,190 was attributed to Centennial Asset Amapá;
- The amount of R$2,543 was attributed to Centennial Asset Minas-Rio; and
- The amount of R$4,560 was attributed to Centennial Asset Corumbá.

As a result of the spin-off, the capital stock of MMX was decreased by R$8,293 thousands, with the consequent cancellation of 32,000 book-entry common shares owned by the shareholder Centennial Asset Mining Fund LLC, which caused the capital of MMX to decreased to R$23,620 thousand, divided into 77,214 shares of common stock, with no par value. The capital decrease did not imply dilution in the equity of the remaining shareholders.

On April 28, 2006, at the same Extraordinary General Meeting, a stock split of the common shares issued by the Company was approved, in the proportion of 2,429 new common shares for each existing common share, which resulted in 187,552,806 common shares.

The shares issued by virtue of the stock split will have the same rights and benefits guaranteed to existing shares.

(In thousand of reais, unless stated otherwise)

By means of the Extraordinary General Meeting held on July 6, 2006, the Company performed a reverse split of all the shares it had issued in the proportion of 77.1504755 to every single share. As of the conclusion of the aforesaid reverse split operation, the capital stock of the Company was represented by 2,431,000 registered common shares with no par value. Nevertheless, the value (monetary expression) of the Company's capital stock did not undergo any modification on that date, remaining unchanged. The controlling shareholder of the Company gratuitously granted to the shareholders, who held fractional positions after the conclusion of the reverse split, the quantity of shares issued by the Company that was necessary for them to complete their respective positions.

On July 26, 2006, the Board of Directors ratified the Company's capital increase, within the authorized capital limit, in view of the full subscription, in the amount of R$1,029,011, upon the public issuance of 1,262,590 non-par registered common shares, at the price of R$815.00 per common share, as approved at meetings of such Board held on July 20, July 21 and July 26, 2006. Thus, the Company's capital stock increased from R$23,620 to R$1,052,630, divided into 3,693,590 common shares, all of them registered shares, with no par value.

On August 23, 2006, the Board of Directors ratified the Company's capital increase, within the authorized capital limit, in view of the full subscription, in the amount of R$89,884, upon the public issuance of 110,288 non-par registered common shares, at the price of 815.00 per common share, as approved at meetings of such Board held on July 20, July 21 and July 26, 2006. Thus, the Company's capital stock increased from R$1,052,630 to R$1,142,515, divided into 3,803,878 shares, all of them registered shares, with no par value.

At the Extraordinary General Meeting, held on January 25, 2007, the Company carried out the split of all the shares issued by the Company in the proportion of 2 (two) new shares for each existing share. After the conclusion of said split operation, the Company's capital stock was represented by 7,607,756 non-par, book-entry, common shares. The amount (monetary expression) of the Company's capital stock has not been submitted to any change on that date. The Company's shareholders, based on the shareholding as of January 26, 2007, had its shares credited on February 1, 2007.

At the Extraordinary General Meeting, held on July 23, 2007 the Company carried out the split of all the shares issued by the Company in the proportion of 2 (two) new shares for each existing share. After the conclusion of the aforementioned split operation, the Company's capital stock was represented by 15,215,512 (fifteen million, two hundred and fifteen thousand five hundred and twelve) non-par, book-entry, common shares. The amount (monetary expression) of the Company's capital stock has not been submitted to any change on that date. The Company's shareholders, based on the shareholding as of July 30, 2007, had its shares credited on July 31, 2007.

(In thousand of reais, unless stated otherwise)

Each share of the capital of the Company, in the sphere of the Program of Global Depositary Receipts ("GDR"), will continue to correspond to 20 (twenty) GDRs.

On August 31, 2007, the Board of Directors ratified the Company's capital increase, within the authorized capital limit, in view of the full subscription, in the amount of R$289, upon the public issuance of 14,980 non-par registered common shares, at the price of 815.00 per common share, resulting from the subscription's options of the Board of Directors, as described in Note 25. Thus, the Company's capital stock increased from R$1,142,515 to R$1,142,804, divided into 15,230,492 shares, all of them registered shares, with no par value.

b. Dividends

The Company's shares have an equal participation in the distribution of dividend, interest on own capital and other shareholder benefits. The Bylaws determine the distribution of a minimum mandatory dividend of 25% of the net income for the period, adjusted in accordance with article 202 of Law no. 6,404/76.

25 Stock option plan

In order to encourage the Company's top executives, on September 30, 2006, the controlling shareholder had granted call options for shares of MMX belonging to it, on behalf of all the Company's officers and 18 of the main managers. This granting of options by controlling shareholder represents a mechanism of compensation and retention, for the period of five years, of the Company's officers and executives, without implying any cost or dilution to the minority shareholders of the Company. On behalf of the officers, the controlling shareholder granted options for them to acquire globally over 5.5% of his own shares. The options granted to these Officers can be exercised in 5 years after the initial public offering of the Company. The beneficiaries of the option will be subject to the sale restrictions described in the Final Prospectus of the primary public offering of shares of the Company, filed at CVM on July 21, 2006, which forbids them to sell shares for the public offering 3-year period, except if they obtain express authorization of the Company's controlling shareholder. On September 30, 2006, the controlling shareholder of the Company had granted the 18 main managers of the Company options for them to acquire, globally, shares belonging to him that have a financial value, considering the price per share in the public offering, of R$7,161, and that can be exercised in the proportion of 20% to each one of the 5 first anniversaries of the public offering.

(In thousand of reais, unless stated otherwise)

In addition to this remuneration mechanism, the Company, in an Extraordinary General Meeting held on April 28, 2006, approved a Company issued share call option program. According to the share call option program, the Board of Directors can grant share call options on behalf of officers, executives and associates of the Company that represent no more than 1% of the shares in circulation. However, at the same General Meeting of Shareholders, it was determined that the Board would not grant any share call options in the accounting period of 2006, whereas the only share call options to be granted were on behalf of some of the full members of the Board of Directors and to one advisor of the Board of Directors. The Company granted call options that have a financial value, considering the Price per Share of US$8,000 thousand, which may be exercised in the proportion of 20% at each of the first 5 anniversaries of the Offering, at a strike price equivalent to R$77.15 per share (after the reverse split performed on July 6, 2006 as described in Note 24 a.). In turn, Michael Vitton, a member of the Board of Directors, has, as well as the Company's Officers, a call option of shares belonging to the controlling shareholder, not dilutive to the minority shareholders, equivalent to up to 1% of the shares that it owns, not having any call option or subscription of shares granted by the Company. The option granted to this member of the Board of Directors may be exercised as of the date of conclusion of the Offering. The strike price of the call option of a Board member will be obtained by means of the division between the capital invested by the controlling shareholder in the organization of the Company and its subsidiaries, divided by the number of shares that he or she owns.

26 Non-operating income

Non-operating income in the amount of R$830,781 refers to the capital gain in the interest of the subsidiaries MMX Minas-Rio and LLX Minas-Rio due to the subscription of new shares by Anglo American Participações, as described in Note 1, which reduced the equity interest of the Company in these subsidiaries from 70% to 51%.

(In thousand of reais, unless stated otherwise)

27 Commitments

a. Goods and services hired

The main commitments with goods and services suppliers over R$300 are the following:

	Consolidated		
		Contract balance	
Object of the Contract	**Signing date**	**9/30/2007**	**6/30/2007**
Drilling services in the States of Amapá, Mato Grosso and Minas Gerais	5/29/2006	13,165	17,102
Services regarding preparation of conceptual project and basic project for Port of Açu construction	9/12/2005	1,665	3,747
Basic engineering, detailed engineering, supply management and set up management of the Itabirito processing plant in Amapá	4/18/2006	860	3,693
Running survey services in the State of Amapá	8/02/2005	828	864
Contracts related to railway concession	9/20/2005	25,107	21,002
Technical advisory services on ore pipeline implementation study and Port of Açu	9/15/2005	43,968	29,166
Land and sea geotechnical service in the deployment region of Port of Açu	9/15/2006	345	345
Implementation management of Itabirito processing plant in Pedra Branca do Amapari	6/30/2006	12,412	17,758
Technical and commercial consulting for the identification and evaluation of iron ore outcrops	4/10/2006	520	800
Legal and geological consulting and advisory services with DNPM in iron ore mining projects in the State of Minas Gerais	6/02/2006	7,535	3,315

(In thousand of reais, unless stated otherwise)

	Consolidated		
		Contract balance	
Object of the Contract	**Signing date**	**9/30/2007**	**6/30/2007**
Contracts related to the construction of the Pig Iron Production Plant with two mini blast furnaces, referring to: basic and detailed engineering, civil construction, coordination and management, supply and assembly of equipment and parts	4/12/2005	39,612	53,352
Contracts related to civil construction, architecture, mechanical manufacturing, transportation and assembly of processing plant of Itabirito in Amapá	12/01/2005	221,695	182,377
Services related to the implementation of the Port Terminal of Santana, Amapá: preparation of a basic and executive project, tidal stream measurements	5/01/2006	25,974	4,045
Off-road vehicles for Amapá system	8/31/2006	51,305	52,843
Machinery and equipment for Minas-Rio System	10/12/2006	50,137	65,798
Agreements related to production, storage, shipment and fluvial transportation of iron ore of Mine 63	12/08/2005	590,040	579,815
Agreements related to production, storage, shipment and fluvial transportation of iron from the Beneficiation Plant of Amapá.	4/09/2007	607,363	644,845
Design and constructions of the works of Port of Açu	8/24/2007	503,728	-
Others		42,232	14,419
		2,238,491	1,695,286

(In thousand of reais, unless stated otherwise)

b. Collateral granted

On September 30, 2007, besides the guarantees related to the loans and financings, as mentioned in Note 18, the Company is the guarantor of a private instrument of fiduciary release of credit receivables as guarantee of a surety installment agreement in favor of the subsidiary MMX Corumá, in the amount of R$41,875 (R$40,743 on June 30, 2007), for the issuance of a letter of guarantee related to the mining rights to explore iron ore in the State of Mato Grosso do Sul, against the acquisition of quotas of the company Mineral Service, as mentioned in Note 13.

28 Financial instruments

The estimated realization values of financial assets and liabilities of the Company were determined through information available in the market and appropriate valuation methodologies. However, considerable judgment was required in the interpretation of the market data to estimate the most adequate realization value. Consequently, the estimates below do not necessarily indicate the values that could be realized in the current exchange market. The use of different market methodologies may have a material effect on the estimated realizable values.

The management of these instruments is done through operating strategies, aimed at liquidity, profitability and security. The control policy consists of permanent follow-up of the rates engaged versus those in force in the market. The Company and its subsidiaries do not invest in derivatives or any other risk assets on a speculative basis.

In compliance with CVM Instruction 235/95, the accounting balances and the market values of the financial instruments included in the balance sheet at September 30 and June 30, 2007 are shown below:

a. Cash and cash equivalents

Current accounts held in banks in checking account maintained at banks have their market values identical to the book values.

For interest earning bank deposits, the market value was calculated based on the market quotations of these securities, on September 30 and June 30, 2007.

The investment fund quotas are restated by the value of the quota on September 30 and June 30, 2007.

(In thousand of reais, unless stated otherwise)

b. *Related parties*

Presented at book value, since there are no similar instruments in the market, and they address operations with subsidiaries and affiliates.

c. *Investments (Parent company)*

The market values for other investments are considered similar to the book values, since they have no market quotation.

d. *Loans and financing*

The estimated market values of the long-term loans and financings, obtained through the present value at the interest rates available on September 30 and June 30, 2007, are close to the book value.

e. *Investment acquisition obligations*

The estimated market values for the long-term investment acquisition obligations, obtained by the present value of the interest rates available on September 30 and June 30, 2007, the market value of which differs from the book value, are represented as follows:

	9/30/2007		6/30/2007	
	Book value	Market value	Book value	Market value
Short and long-term investment acquisition obligation:				
MMX Minas-Rio (as per Note 21a)	15,696	11,381	30,005	21,871
MMX Minas-Rio (as per Note 21b)	-	-	20,225	20,136
MMX Serro (as per Note 21c)	11,967	11,492	29,005	25,253

The reduction in balances of liabilities with acquisition of investments refers to the proportional consolidation, pursuant to Note 4.

(In thousand of reais, unless stated otherwise)

f. Derivatives

The Company has a policy of eliminating market risks and avoids assuming positions exposed to market value fluctuations, operating only with instruments which permit controlling these risks. Derivative contracts are currency forward transactions and are all registered at the Clearinghouse for the Custody and Financial Settlement of Securities ("CETIP"). The Company does not expect to have significant losses from these operations, besides those already disclosed in the quarterly information.

Limitations

The market values were estimated at the balance sheet date, based on "relevant market information". Changes in the assumptions may significantly affect the estimates presented.

Exchange rate risk

The results of the Company and its subsidiaries are susceptible to significant variations, due to the effects of the volatility of the foreign exchange rate on its operations.

As a strategy to prevent and reduce the effects of the fluctuation of the exchange rate, management has adopted the policy of maintaining derivatives with maintenance of tied assets also susceptible to exchange variation.

The Company is exposed to market risks derived from its operations. Such risks involve mainly exchange rate risk.

(In thousand of reais, unless stated otherwise)

For the period ended on September 30 and June 30, 2007, the Company did not renew its *swap* position for loans and financings, given management's expectations of drop or maintenance in the foreign exchange rate. Net exposure at book value is presented as follows:

	Consolidated	
	9/30/2007	6/30/2007
A. Financing/ loans and obligations related to U.S. dollar investment acquisitions	389,526	338,046
B. Swap operations	-	-
C. Deficit registered (A-B)	389,526	338,046

The Company's revenues, in their largest portion, will be generated in U.S. dollars and most of its capital investment needs (CAPEX) are in reais. As a strategy to prevent and reduce the effects of the exchange rate fluctuation, Management has adopted the policy of keeping derivatives, currency forward operations, all registered at CETIP, with the maintenance of related assets also susceptible to exchange variation.

In the settlement of currency forward operations in the nine-month period ended September 30, 2007, the Company earned financial net income of R$356,577 (R$22,590 on September 30, 2006), recorded in deferred charges by its subsidiaries in the pre-operating phase.

On September 30, 2007, outstanding operation s represented unrealized positive results in the amount of R$61,201.

The Company keeps positions outstanding, falling due in the second half of 2007 and has been realizing gains especially due to the appreciation of the real. It is important to point out that this result is subject to exchange rate fluctuations while the operations are outstanding. In case of currency depreciation, the Company may record negative results in these operations.

(In thousand of reais, unless stated otherwise)

Interest earning bank deposits risks

Interest earning bank deposits held are basically, in exclusive funds managed by financial institutions and backed on federal government securities and private securities (CDB) of prime financial institutions, as well as private securities (Bank Credit Notes - CCB and Debentures) issued by companies and financial institutions, all having average profitability equivalent to DI Cetip (Interbank Deposit Certificate - CDI), and are subject to the credit risk of the respective corporate and financial institutions issuers of such securities.

Interest rate risk

The results of the Company and its subsidiaries are susceptible to significant variations arising from financing and loan operations contracted at floating interest rates.

The Company and its subsidiaries use derivative financial instruments to protect or reduce volatility the financial costs of the financing operations and investments. The purpose of derivative financial instrument operations, such as *swaps* and forward exchange contracts, such as *hedge*, is to reduce the risks in operations, financings and investments.

29 Insurance coverage

The Company adopts the policy of contracting insurance coverage for assets subject to risks for amounts that the management considers to be sufficient to cover eventual claims, considering the nature of its activity. The risk assumptions, given their nature, are out of the scope of the special review of quarterly information and, therefore, were not reviewed or audited by our independent auditors. The policies in force and the premiums were dully paid. We considered that our insurance coverage is consistent with the other companies similar to our size, operating in the sector.

The insurance coverage comprised:

	Consolidated	
	9/30/2007	**6/30/2007**
Operational risks:		
Material damages	584,171	573,000
Civil liability	157,804	150,424
Management civil liability	70,000	55,000
Personal accidents **(a)**	2,592	2,592

(a) On September 30 and June 30, 2007, such coverage included R$2,160 for accidental deaths or disability and R$432 for medical and hospital costs.

(In thousand of reais, unless stated otherwise)

Moreover, on September 30 and June 30, 2007, the Company and subsidiaries had automobile insurance with coverage of up to 110% of the FIPE table related to hull value and R$1,100 for civil liability.

30 Subsequent events

a. *TMC*

On October 1, 2007 the subsidiary LLX Logística once again extended the term for exercise of the purchase option of the option agreement of shares issued by TMC signed on July 16, 2007, until October 22, 2007, and paid R$167 for this extension.

b. *Option agreement for purchase of real estate*

On October 4, 2007 the subsidiary LLX Açu, signed an option agreement for the purchase and sale of properties belonging to the companies Sepetiba Empreendimentos e Participações Ltda., ("Sepetiba") and Pedreira Sepetiba Ltda. ("Pedreira Sepetiba") for the total price of R$58,000, which will be paid in 24 monthly and successive installments, with the first installment due upon the exercise of the option or on a date to be defined by the parties. The purchase price of the properties will be restated monthly by the variance of (i) IGP-M, from September 30, 2007 to January 3, 2008, and (ii) by the variance of CDI, from January 3, 2008 until the full settlement of said amount.

Under the option the subsidiary LLX Açu paid an installment of R$6,000 on October 4, 2007 and will pay the second installment of R$14,000 on October 30, 2007, totaling R$20,000.

Also under the terms of the agreement, the subsidiary LLX Açu may, at any time and at its sole discretion, substitute the option of acquiring the properties by options for acquiring the units of the companies Sepetiba and Pedreira Sepetiba, for the total price of R$63,815, which will be restated by the variance of the same indexes above.

(In thousand of reais, unless stated otherwise)

c. *Primary public offers of LLX*

LLX Logística intends to perform a primary public distribution of shares to obtain the necessary resources to finance the projects to be developed by the Company. To this effect, on October 17, 2007 LLX submitted an application at CVM for the registration of a public offering of primary distribution ("Offering") of non-par, book-entry, common shares, issued by the Company ("Shares"), intended for trading on BOVESPA, in the differentiated segment of corporate governance designated New Market ("*Novo Mercado*"). The Offering will include the primary distribution of Shares in Brazil (the "Offering") with sales efforts abroad. The Offering will also include the distribution of Global Depositary Shares, represented by *GDRs*, all under the terms of the investment mechanisms regulated by the National Monetary Council, Central Bank of Brazil and CVM, in conformity with the provisions in the registration exemptions provided in the United States Securities Act of 1933 (as applicable). The Offering will be carried out under the terms of CVM Instruction 400, of December 29, 2003 ("CVM Instruction 400/03"), under the coordination of Banco de Investimentos Credit Suisse (Brazil) S.A. ("Coordinator"). The sales price will be set after the respective bookbuilding procedure ("collection of investment intentions"), under the terms of Articles 23, Paragraph One, and 44 of CVM Instruction 400/03. The Offering should be approved by the Board of Directors of LLX, including as regards the number of shares to be issued, the sales price per share and the amount of the capital increase, before the concession of public distribution registration by CVM.

* * *

(In thousand of reais, unless stated otherwise)

Members of the Board of Directors

Eike Fuhrken Batista – Chairman

Eliezer Batista da Silva - Honorary Chairman
Gilberto Sayao - Board member
Hans Mende - Board member
Luiz do Amaral de França Pereira - Board member
Michael Vitton - Board member
Peter Nathanial - Board member
Rafael de Almeida Magalhães - Board member
Samir Zraick - Board member

Members of the Executive Board

Eike Fuhrken Batista - CEO
Luis Rodolfo Landim Machado - General and Investor Relations Officer

Officers:
Adriano José Negreiros Vaz Netto
Dalton Nosé
Joaquim Martino Ferreira
Paulo Carvalho de Gouvêa
Ricardo Antunes Carneiro Neto
Nelson Guitti

Antonio Jorge Gonçalves Caldas
Controllership Management
Accountant CRC-RJ-61504/O

05.01 - COMMENTS ON THE PARENT COMPANY PERFORMANCE IN THE QUARTER

(In thousand of reais, unless stated otherwise)

MMX, through its subsidiaries, invests in integrated mining, mining processing, production and logistics operations for iron ore and intermediate products for the steel industry, with the goal of establishing a leadership position in Brazil and abroad.

In the third quarter of 2007, MMX continued implementing its projects as planned. Additional details on the development of subsidiaries operations are described in the Consolidated Report.

Quarterly Information - Parent company

The highlights for the first nine-months of 2007 (9M07) and third quarter (3Q07) of 2007 were:

- Net income of R$833.9 million in 9M07 and R$825.8 million in 3Q07, mainly due to the capital gain in the interest of the subsidiaries MMX Minas-Rio and LLX Minas-Rio as of the subscription of new shares by Anglo American Participações;
- Net financial income of R$81.7 million in 9M07, and R$23.8 million in 3Q07;
- General and administrative expenses of R$45.3 million in 9M07, and R$25.0 million in 3Q07; and
- Shareholder's equity of R$1,881.9 million on September 30, 2007.

MMX in the Novo Mercado ("New Market")

MMX joined the Bovespa's Novo Mercado on July 24, 2006 when trading began on its new common shares under the ticker **MMXM3**. The Company was included in the Special Corporate Governance Stock Index ("IGC"). The quotation of the shares is unitary and shares are traded in lots of one hundred shares.

By listing its shares in the Novo Mercado segment, MMX undertakes to act within the best Corporate Governance practices, including:

- The Board of Directors is comprised of 9 members, 6 of them are independent members;
- The Board of Directors created the Audit Committee, comprised of 3 members, all of them are independent in relation to the controlling shareholder and other members of its management;

(In thousand of reais, unless stated otherwise)

- The adopted contracting policy complies with the principles that preserve the auditor's independence, in accordance with internationally accepted standards, which are: the auditor must not audit his/her own work neither exercise managements functions for his/her client or promote his/her interests, since these are the principles that preserves the auditor independency. MMX submits the fees and types of services to be provided by its independent auditors to the approval of the Company's Board of Directors; and

- The capital stock is exclusively comprised of common shares, ensuring minority shareholders, pursuant to the Company's Bylaws, equal treatment to that given to the controlling shareholder, in the event of sale of control (100% tag along).

On January 25, 2007, MMX began a share split program pursuant to the IPO Prospectus by issuing one new share for each existing share. On July 23, 2007, the second stock split of the Company was carried out, also in the proportion of 2 new common shares to replace every existing share issued by MMX. The Company may propose another share split up to January 23, 2008, the date originally provided, in the proportion of 10 new common shares to replace every existing share.

The capital stock was thereafter represented by 15,230 thousand shares and the *free float* reached 32.8% (*) of the total at the end of September. International investors accounted for 84% (*) of the *free float* and 28% (*) of the Company's total capital.

MMX's share price reached R$633.00 (*) on September 30, 2007, an appreciation of 175% (*) in the first nine-months of 2007 and 24% (*) in 3Q07. The Company's market value reached R$9.6 billion (*).

A total 3,744 thousand shares (*) were traded in 6,301 transactions (*) in the first nine months of 2007. The securities of MMX were present on all the floors of 3Q07, with a daily average of 55 transactions, 83% higher than that observed in 2Q07, showing the increase in liquidity of the Company's shares.

Global Depositary Receipt Program - GDR

On February 5, 2007, MMX began the *Global Depositary Receipt Program-* Level 1, approved by the Brazilian Securities and Exchange Commission ("CVM"), with Banco Itaú as the custodian and Bank of New York as depository institution. The Company also commissioned CIBC Mellon Trust Company to act as a co-transfer agent of receipts before the Toronto Stock Exchange ("TSX"). After the share splits approved in January and July, 2007, each common share is equivalent to 20 GDRs.

05.01 - COMMENTS ON THE PARENT COMPANY PERFORMANCE IN THE QUARTER

(In thousand of reais, unless stated otherwise)

GDRs of MMX start trading at TSX

The Level 1 GDRs started to be traded at TSX on June 27, 2007, under the **XMM** code, having been approved by the Executive Committee of the Stock Exchange of Toronto, Canada, on May 30, 2007. This initiative of MMX, first Brazilian company listed on TSX, aims to prepare the ground for the expansion of the Company's share basis, by attracting specialized investors familiar with the global mining market.

On September 30, 2007 GDRs were represented by 418,000 shares, 8% of the Company's Free-float.

MMX receives Credit Facility offers and cancels Public Offering

On September 17 we informed that the Company received two competing offers from financial institutions for a stand-by credit facility in the amount of US$400 million. The resources can be drawn and utilized by MMX to finance acquisitions.

With the resources made available by the financial institutions, the Company decided to cancel the Public Offering, the application for which had been filed at the Brazilian Securities and Exchange Commission on September 5, 2007.

(*) Not reviewed by KPMG Auditores Independentes.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S.A.	02.762.115/0001-49

06.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 09/30/2007	4 - 06/30/2007
1	TOTAL ASSETS	3,006,201	2,011,232
1.01	CURRENT ASSETS	1,784,637	976,074
1.01.01	CASH AND CASH EQUIVALENTS	1,515,003	747,802
1.01.01.01	CASH AND BANKS	16,921	31,094
1.01.01.02	INTEREST EARNING BANK DEPOSITS	1,498,082	716,708
1.01.02	CREDITS	138,207	105,887
1.01.02.01	ACCOUNTS RECEIVABLE	35,056	6,854
1.01.02.02	SUNDRY RECEIVABLES	103,151	99,033
1.01.02.02.01	SUNDRY ADVANCES	26,649	25,513
1.01.02.02.02	RECOVERABLE TAXES	22,628	20,251
1.01.02.02.03	CONTRACTUAL RETENTIONS	41,875	40,743
1.01.02.02.04	PREPAID EXPENSES	5,616	6,380
1.01.02.02.05	RESTRICTED DEPOSIT	6,263	6,146
1.01.02.02.06	OTHER ACCOUNTS RECEIVABLE	120	0
1.01.03	INVENTORIES	131,250	121,869
1.01.04	OTHER	177	516
1.02	NONCURRENT ASSETS	1,221,564	1,035,158
1.02.01	LONG TERM ASSETS	64,063	55,134
1.02.01.01	SUNDRY RECEIVABLES	34,180	23,795
1.02.01.01.01	RECOVERABLE TAXES	34,163	23,795
1.02.01.01.02	OTHER ACCOUNTS RECEIVABLE	17	0
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	0	0
1.02.01.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.01.02.02	FROM SUBSIDIARIES	0	0
1.02.01.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.01.03	OTHER	29,883	31,339
1.02.01.03.01	PREPAID EXPENSES	55	55
1.02.01.03.02	JUDICIAL DEPOSITS	406	465
1.02.01.03.02	ADVANCES TO SUPPLIERS	29,422	30,819
1.02.02	PERMANENT ASSETS	1,157,501	980,024
1.02.02.01	INVESTMENTS	2,364	2,176
1.02.02.01.01	ASSOCIATED COMPANIES	0	0
1.02.02.01.02	ASSOCIATED COMPANIES - GOODWILL	0	0
1.02.02.01.03	SUBSIDIARIES	0	0
1.02.02.01.04	SUBSIDIARIES - GOODWILL	0	0
1.02.02.01.05	OTHER	0	0
1.02.02.01.06	ADVANCES FOR INVESTMENT ACQUISITION	2,364	2,176
1.02.02.01.07	MINING RIGHTS	0	0
1.02.02.02	PROPERTY, PLANT AND EQUIPMENT	809,097	561,514
1.02.02.02.01	PROPERTIES	84,485	73,610
1.02.02.02.02	MACHINERY AND EQUIPMENT	123,448	43,090
1.02.02.02.03	IT EQUIPMENT	4,030	3,517

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S.A.	02.762.115/0001-49

06.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 09/30/2007	4 - 06/30/2007
1.02.02.02.04	SOFTWARE	2,996	1,605
1.02.02.02.05	FURNITURE AND FIXTURES	2,970	3,006
1.02.02.02.06	VEHICLES	4,411	3,488
1.02.02.02.07	AIRCRAFT	10,627	10,930
1.02.02.02.08	RAILWAY EQUIPMENT	13,741	10,802
1.02.02.02.09	CONSTRUCTION IN PROGRESS	425,257	318,539
1.02.02.02.10	FOREST	6,213	6,213
1.02.02.02.11	ADVANCES TO PROPERTY, PLANT AND EQUIPMENT FORMATION	127,152	83,157
1.02.02.02.12	BUILDINGS AND IMPROVEMENTS	3,767	3,557
1.02.02.03	INTANGIBLE	126,134	185,350
1.02.02.03.01	GOODWILL ON THE ACQUISITION OF SUBSIDIARIES	10,085	9,780
1.02.02.03.02	MINING RIGHTS AND CONCESSION	106,676	164,543
1.02.02.03.03	COSTS FOR RETIREMENT AND REFORESTATION ASSETS	7,777	11,027
1.02.02.03.04	RIGHT-OF-WAY	1,596	
1.02.02.04	DEFERRED CHARGES	219,906	230,984
1.02.02.04.01	PRE-OPERATING EXPENSES	227,882	301,515
1.02.02.04.02	PRE-OPERATING FINANCIAL INCOME	(71,512)	(195,111)
1.02.02.04.03	GOODWILL IN THE TAKEOVER OF SUBSIDIARY	63,536	124,580

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

External Disclosure
Corporation law

Base Date - September 30, 2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	**MMX MINERAÇÃO E METÁLICOS S.A.**	**02.762.115/0001-49**

06.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 09/30/2007	4 - 06/30/2007
2	TOTAL LIABILITIES	3,006,201	2,011,232
2.01	CURRENT LIABILITIES	970,235	736,586
2.01.01	LOANS AND FINANCINGS	712,531	547,085
2.01.01.01	LOANS AND FINANCINGS	360,135	428,815
2.01.01.02	ADVANCES TO EXCHANGE CONTRACTS	352,396	118,270
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	108,810	96,793
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	40,234	27,666
2.01.05	DIVIDENDS PAYABLE	0	0
2.01.06	PROVISIONS	66,125	0
2.01.06.01	INCOME TAXES PROVISION	66,125	0
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	*OTHER*	42,535	65,042
2.01.08.01	INVESTMENT ACQUISITION OBLIGATIONS	12,424	44,322
2.01.08.02	PROPERTY, PLANT AND EQUIPMENT ACQUISITION	10,770	10,770
2.01.08.03	OTHER	16,315	9,950
2.01.08.04	*THIRD PARTIES*	3,026	
2.02	NONCURRENT LIABILITIES	104,034	167,350
2.02.01	LONG TERM LIABILITIES	45,067	167,350
2.02.01.01	LOANS AND FINANCINGS	19,170	117,384
2.02.01.02	DEBENTURES	0	0
2.02.01.03	PROVISIONS	0	0
2.02.01.04	RELATED PARTY DEBTS	0	0
2.02.01.05	ADVANCES FOR FUTURE CAPITAL INCREASES	0	0
2.02.01.06	OTHER	25,897	49,966
2.02.01.06.01	INVESTMENT ACQUISITION OBLIGATIONS	15,852	36,344
2.02.01.06.02	PROVISION FOR CONTINGENCIES	200	200
2.02.01.06.03	*ASSET RETIREMENT OBLIGATIONS*	9,845	13,422
2.02.01.06.04	PROPERTY, PLANT AND EQUIPMENT ACQUISITION OBLIGATIONS	0	0
2.02.01.06.05	OTHER ACCRUED LIABILITIES	0	0
2.02.02	DEFERRED INCOME	58,967	0
2.03	MINORITY INTEREST	50,007	51,445
2.04	SHAREHOLDER'S EQUITY	1,881,925	1,055,851
2.04.01	CAPITAL	1,142,804	1,142,515
2.04.02	CAPITAL RESERVES	0	0
2.04.03	REVALUATION RESERVES	0	0
2.04.03.01	COMPANY ASSETS	0	0
2.04.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.04.04	PROFIT RESERVES	0	0
2.04.04.01	LEGAL	0	0
2.04.04.02	STATUTORY	0	0
2.04.04.03	CONTINGENCIES	0	0
2.04.04.04	REALIZABLE PROFITS RESERVES	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S.A.	02.762.115/0001-49

06.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2007	4 – 06/30/2007
2.04.04.05	PROFIT RETENTION	0	0
2.04.04.06	SPECIAL RESEVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.04.04.07	OTHER PROFIT RESERVES	0	0
2.04.05	RETAINED EARNIGS/LOSSES	739,121	(86,664)
2.04.06	ADVANCES FOR FUTURE CAPITAL INCREASE	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01791-4	MMX MINERAÇÃO E METÁLICOS S.A.	02.762.115/0001-49

07.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS) - CONSOLIDATED

1 - CODE	2 - DESCRIPTION	3 - 07/01/2007 to 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 - 07/01/2006 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	58,718	109,269	802	1,703
3.01.01	RAILWAY OPERATIONS	0	0	0	0
3.01.02	MINERAL SALES - DOMESTIC	0	0	0	0
3.01.03	MINERAL SALES - EXPORT	0	0	0	0
3.02	DEDUCTIONS FROM GROSS REVENUE	(379)	(980)	(48)	(144)
3.02.01	TAXES FROM RAILWAY OPERATIONS	0	0	0	0
3.02.02	TAXES FROM MINERAL SALES - EXPORT	0	0	0	0
3.03	NET REVENUE FROM SALES AND/OR SERVICES	58,339	108,289	754	1,559
3.04	COST OF GOODS AND/OR SERVICES SOLD	(45,868)	(84,354)	(4,268)	(6,063)
3.05	GROSS PROFIT	12,471	23,935	(3,514)	(4,504)
3.06	OPERATING EXPENSES/INCOME	(17,598)	(22,572)	(94,936)	(99,130)
3.06.01	SELLING EXPENSES	(15,169)	(50,835)	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(32,377)	(61,967)	(33,679)	(37,921)
3.06.03	FINANCIAL	28,675	86,134	(52,606)	(52,558)
3.06.03.01	FINANCIAL INCOME	39,945	114,116	24,486	24,721
3.06.03.01.01	FINANCIAL INCOME	31,293	92,293	24,527	24,762
3.06.03.01.02	EXCHANGE VARIATION	8,652	21,823	(41)	(41)
3.06.03.02	FINANCIAL EXPENSES	(11,270)	(27,982)	(77,092)	(77,279)
3.06.04	OTHER OPERATING INCOME	1,273	4,096	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	(8,651)	(8,651)
3.06.06	EQUITY GAIN (LOSS)	0	0	0	0
3.07	OPERATING INCOME	(5,127)	1,363	(98,450)	(103,634)
3.08	NON-OPERATING INCOME (EXPENSES)	831,019	831,019	(1,262)	(1,256)
3.08.01	INCOME	831,019	831,019	(6)	0
3.08.02	EXPENSES	0	0	(1,256)	(1,256)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01791-4	MMX MINERAÇÃO E METÁLICOS S.A.	02.762.115/0001-49

07.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS) - CONSOLIDATED

1 - CODE	2 - DESCRIPTION	3 - 07/01/2007 to 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 - 07/01/2006 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
3.09	INCOME (LOSS) BEFORE TAXES AND INTERESTS	825,892	832,382	(99,712)	(104,890)
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.10.01	PROVISION FOR INCOME TAX	0	0	0	0
3.10.02	SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	(968)	(8,700)	0	0
3.12	STATUTORY INTEREST/ CONTRIBUTIONS	0	0	0	0
3.12.01	INTERESTS	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS' EQUITY	0	0	0	0
3.14	MINORITY INTEREST	860	10,173	4,028	4,166
3.15	NET INCOME (LOSS) FOR THE PERIOD	825,784	833,855	(95,684)	(100,724)
	NUMBER OF SHARES, OUTSTANDING, EXCLUDING TREASURY STOCK (THOUSAND)	15,230	15,230	3,804	3,804
	EARNINGS PER SHARE (REAIS)	54.22088	54.75082		
	LOSS PER SHARE (REAIS)			(25.15352)	(26.47844)

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

(In thousand of reais, unless stated otherwise)

MMX, a Brazilian-based company whose operations comprise integrated mining, mineral processing, production and logistics for iron ore and intermediate products for the steel industry, presents its comments on the performance and progress of the implementation of its subsidiaries' operations in the first nine months of 2007 (9M07) and third quarter of 2007 (3Q07).

The operations were planned and organized into integrated, independent systems named MMX Corumbá System, MMX Amapá System and MMX Minas-Rio System. The LLX Logística, set up in the corporate restructuring approved by the Board of Directors of the Company in this first semester, becomes the holding company of the logistics activities of MMX.

The constitution of LLX Logística represents a unique opportunity to extract maximum value from its logistics assets, with high potential to develop the national logistics and infrastructure industry, which currently represents one of the main key success indicatory for the growth of the country's economy.

Further information on MMX Systems, investments in project development and feasibility studies is available on our *website* www.mmx.com.br/ri.

Development and deployment of the projects in MMX Integrated Systems

MMX Corumbá System

The Company concluded long-term iron ore supply agreements with important customers from Italy (Lucchini), Turkey (Eregli) and Argentina (Siderar). Furthermore, the production of iron ore will supply the Pig Iron Plant, which started operating in this 3rd Quarter.

The Operating License of Mine 63 was renewed on November 2, 2007 for a 4-year term.

- The iron ore production of Mine 63 in 9M07 was 1,071 thousand tons (*), with 398 thousand tons (*) in 3Q07. The operation was started in December 2005 and attained production of 1,821 thousand tons (*) in 2007;
- The volume sold in the third quarter of 2007 was 312 thousand tons (*), accumulating 704 thousand tons (*) in 9M07, essentially of lump products, with 99.93% for export; and
- The Pig Iron Plant started operating on August 6, 2007, after the Operating License has been received. The revised total investment for the project will attain US$86.1 million (*), 19% higher than the figure disclosed during the Initial Public Offering of Shares of the Company. The deployment license was obtained on August 16, 2006 and plant construction started in September with two blast furnaces. The plant should attain full production capacity of 400 thousand tons (*) per annum in 2008.

(*) Information not reviewed by KPMG Auditores Independentes.

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

(In thousand of reais, unless stated otherwise)

The start of construction of the Plant of semi-finished products (slugs) is scheduled for the first quarter of 2008, with start of production scheduled for the 1st quarter of 2010.

Forestry Program

On February 15, 2007, the Company announced it has begun a eucalyptus plantation project as part of the MMX Corumbá System reforestation program.

This program aims at developing the Company's own forest base, which will supply the coal needed to maintain the pig iron operation in a sustainable and environmentally correct way.

All the project parameters are in accordance with the Company's Environmental Policy of MMX, which prioritizes the sustainability of its undertakings, reconciling economic development and conservation of nature.

Pig iron sale Agreement

On January 5, 2007, was signed with Cargill Incorporated a long-term agreement for the supply of pig iron from the MMX Corumbá System, with firm take or pay obligation.

Committed to buy the agreed volume as from August 2007, Cargill will be the only company, excluding to South America to trade the pig iron production acquired from MMX Metálicos Corumbá originating from MMX Corumbá System.

Logistics

Production from the MMX Corumbá Integrated System is transported by barges, through the Paraguay River, to the ports of Rosário and San Nicolas in Argentina. The services of specialized companies with growing barge loading capacity over the next year, were engaged in order to guarantee the production outflow.

(*) Information not reviewed by KPMG Auditores Independentes.

(In thousand of reais, unless stated otherwise)

MMX is studying other alternatives and has signed an option for the purchase of a property in São Paulo's seaside.

MMX Amapá System

On March 2, 2007, the purchase of Centennial Amapá's shares by Cleveland-Cliffs, Inc., America's largest producer of iron ore and pellets in the United States of America was concluded. MMX and its current quotaholder, which now owns 30% of MMX Amapá, approved the new budget for the MMX Amapá Integrated System.

The total estimated amount is US$347 million (*), mainly to improve the System's beneficiation plant. Of this total, US$250 million have already been contracted under a project financing credit facility with Banco Itaú BBA S.A. and Banco ABC Brasil S.A on February 22, 2007.

The construction of the beneficiation plant evolved as planned, with go-live planned for the fourth quarter of 2007. The first shipment of iron ore will be made in middle of December, 2007. The revised production schedule plans to attain 4.8 million (*) tons of iron ore already in 2008.

At MMX Metálicos Amapá, the Company is reevaluating the initial project planned for the System, aiming at optimization and future economy of scale.

The first point defined is the construction of a single coke furnace for the pig iron plant, with a capacity of 2 million tons (*) maintained, replacing the ten mini furnaces of the initial project. The start up of operations was postponed until middle of 2010.

Environmental licenses

The Amapá mine was granted a Deployment License on August 16, 2006 and work commenced in September 2006. The pace of construction of the beneficiation plant and the dam is according to schedule. All the necessary equipment has been purchased and will be delivered throughout the fourth quarter of 2007. The plant is expected to reach an annual production capacity of 6.5 million tones/year (*) of iron ore by middle of 2008, 72% of which will be pellet feed.

The System includes the Amapá Railway ("EFA") to transport its iron ore to the Port of Santana, Amapá State. Along with the 20-year concession agreement, renewable for an additional period of 20 years, MMX obtained an Operating License for the Amapá Railway in August 2006. The equipment (wagons and locomotives) are being repaired, as well as the rail line, and the Amapá Railway is operating.

(*) Information not reviewed by KPMG Auditores Independentes.

(In thousand of reais, unless stated otherwise)

The Preliminary License for the port terminal was obtained on August 16, 2006, and the License for Port Terminal was obtained in April 12, 2007. On January 10, 2007, the authorization term issued by the Managing Officer of the National Agency for Waterway Transportation ("ANTAQ")") was granted to MMX Amapá, such authorization allows the construction and exploitation, during an indeterminate period of time, of mixed port terminal for private use, located in the port area of the City of Santana, state of Amapá.

Iron ore Supply Agreement with GIIC

In a public announcement on March 27, 2007, we informed that Gulf Industrial Investment Corporation ("GIIC") decided to increase the volume contracted to 13 million tons of iron ore per year, by exercising the option to buy an additional 6.5 million tons. The ore to be supplied will come from the MMX Amapá and MMX Minas-Rio Integrated Systems. The ore to be supplied will originate from the MMX Amapá and MMX Minas-Rio Integrated Systems.

MMX Minas-Rio System

On May 14, 2007 a wholly-owned subsidiary of Anglo American, Centennial Asset Minas-Rio and MMX entered into a final agreement for sale of shares. On July 16, 2007 we communicated the conclusion of the operation in which Anglo American Participações now holds 49% of the Minas-Rio System.

The Minas-Rio System will comprehend the production of iron ore, which should attain full capacity in 2011 with 26.5 million tons (*) per year of pellet feed. The ore will be transported through a mining pipeline covering approximately 525 km, which will connect the beneficiation plant, to be built in the Municipality of Alvorada de Minas (MG), to Port of Açú (RJ).

MMX works for the development of the three projects that comprise the Minas-Rio System, aiming at the fulfillment of the established schedule.

The Port of Açu, located in the Municipality of São João da Barra in the State of Rio de Janeiro will be the transportation center for the iron ore from the MMX Minas-Rio Integrated System, and has the potential to become the new logistics infra-structure hub for the Southeast region of Brazil.

LLX Logística, through its subsidiary LLX Minas-Rio, will be responsible for constructing and operating Port of Açu, exclusively for the handling of iron ore products, from the agreements signed with Anglo American.

On June 20, 2007, ANTAQ granted authorization for the construction and exploitation, for an indeterminate period of time, of the private port complex of mixed use from Port of Açu. The license authorizes both the own cargo operation of the Company, and third party cargo, in conformity with the initial business plan of its subsidiary LLX Logística.

(*) Information not reviewed by KPMG Auditores Independentes.

(In thousand of reais, unless stated otherwise)

The Environmental Deployment License to start the construction work of the venture was granted by Fundação Estadual de Engenharia do Meio Ambiente ("FEEMA", State Foundation of Environmental Engineering) on May 14 of this year, while the Prior License was granted on December 28, 2006.

On September 17, 2007 we communicated the signing of a letter of intent between LLX Minas-Rio and the ARG-CIVILPORT consortium for the offshore construction works of Port of Açu, commencing the construction of the venture.

The Prior License ("LP") for construction of the mining pipeline, was granted on August 29, 2007 by Ibama - Brazilian Institute for the Environment and Natural Renewable Resources. Negotiations aimed at guaranteeing the right-of-way, with 85% of the surface pipes over a length of 525 km were concluded by the end of September 2007.

The concession of LP represents the approval of the environmental impact studies of the mining pipeline by the government agency in charge. The start of construction depends on the obtainment of the Deployment License. The proactive and transparent attitude of the Company, taking its project to the Communities in advance, lead MMX to reaffirm its belief in the obtainment of the licenses required by law in time to fulfill the start of production schedule of the MMX Minas-Rio Integrated System.

As announced already, the decision of the Governments of the States of Minas Gerais and Rio de Janeiro to collaborate with the deployment of a logistic corridor between the two states was formalized in June 2006.

On September 17, 2007 we contracted the consortium formed by Confab Industrial A.A., Siat S.A. and Marubeni-Itochu Steel Inc., for the supply of approximately 539 km of pipes for the construction of the mining pipeline. The pipes will be of welded steel, with a diameter of 24 and 26 inches.

The revised investment estimated for the mining (includes mining rights acquired), mining pipeline and port facilities should amount to US$2,354 million (*), as disclosed in a public announcement of April 23, 2007. This sum reflects the restatement and quotation of prices of the various items necessary for construction, after the finalization of the basic projects of the System. Part of this difference concerns the filtering unit, in the amount of US$70 million (*), which added to the additional US$250 million (*), represent an increase of 10% in relation to the conceptual project previously informed.

Negotiations for the supply of products with the current and potential clients have revealed a strong demand for pellet feed of iron ore of the System, and led Company management to postpone the production of the pelleting machine for one year, until 2011.

(*) Information not reviewed by KPMG Auditores Independentes.

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

(In thousand of reais, unless stated otherwise)

Sojitz Corporation, a Japanese *trading* company that operates internationally, confirmed that it intends to acquire, via long-term supply agreements with MMX Minas-Rio, the equivalent to 13.2 million tons (*) (united base) of pellet feed. The ore will be delivered at Port of Açu at market prices. Sojitz will resell the product to Asian steel mills, guaranteed through supply agreements.

In this manner, in addition to the contract with GIIC, MMX Minas-Rio already has a contracted volume of 21.5 million tons of *pellet feed* (*) (humid base)

On June 12, 2007, we informed the market that the Company received formal communication, on June 11, 2007, from the Committee of Qualification and Credit of the Banco Nacional de Desenvolvimento Econômico e Social ("BNDES") recognizing the qualification of the MMX Minas-Rio System for purposes of financing by the institution.

The recognition that the System contains the necessary basic characteristics required by BNDES means an important step in the process for financing approval purposes. However, the definitive release of resources is subject to the approval of their conditions by the Senior Management of the institution.

LLX Logística S.A.

LLX Logística, set up in the corporate restructuring approved by the Board of Directors of the Company in this first semester of 2007, becomes the holding company of the logistics activities of MMX. The company has independent management, with a focus on the quest for new opportunities.

We present below a list of the main factors considered for the creation of LLX:

- The solidity of the economic bases will provide the necessary support to the next cycle of growth in Brazil;
- Commerce will play an essential role in this process, substantially increasing the demand for logistic systems;
- Brazil has a deficit of investments in infrastructure and offers excellent investment opportunities to companies from this sector; and
- The segregation of logistic assets permits a better perception of their value, thus attracting a more specific group of analysts and new investors.

(*) Information not reviewed by KPMG Auditores Independentes.

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

(In thousand of reais, unless stated otherwise)

LLX Logística, wholly-owned subsidiary of MMX, has 70% interest in LLX Açu and 51% interest in LLX Minas-Rio. As of the conclusion of the transaction with Anglo American Participações on July 16, 2007, this company obtained 49% of interest in this subsidiary LLX Minas-Rio.

As from the agreement signed with Anglo American Participações, LLX Açu will also have access to Port of Açu and to its infrastructure to construct and operate logistic and cargo activities for third parties, against the payment of a rate by ship/by ton to LLX Minas-Rio. LLX Açu will be entitled to expand Port of Açu as agreed from time to time with LLX Minas-Rio and will be entitled to perform port operations at Port of Açu. The transportation of iron ore will have shipment priority.

On September 27, 2007, we communicated that MMX, LLX Logística and the Ontario Teachers' Pension Plan Board ("OTPP"), a pension fund of Canadian origin, signed a final agreement for the subscription and acquisition, by OTPP, of 15% of the shares issued by LLX, in the form of preferred shares, in the amount of US$185 million. The financial settlement is subject to habitual conditions and should occur on the short term.

The transaction attributes an amount of approximately US$1.05 billion (*) to the ordinary shares issued by LLX belonging to MMX (85% of the capital stock).

The resources will be utilized to develop the port activities not related to iron ore and to develop an industrial complex in the retro area of Port of Açu. The investment also aims to cost the acquisition of Port Brasil, in the State of São Paulo, and of Port Sudeste, in the State of Rio de Janeiro. LLX Açu Operações Portuárias will develop these business opportunities as private terminals of mixed use, with the capacity to house large vessels, with adjacent industrial areas and therefore with substantial expansion capacity.

Port of Açu, with a retro area of 7,200 hectares, will shift iron ore transported by the mining pipelines of MMX Minas-Rio, besides other products such as steel, coal, containers, granite, ethanol, petroleum by-products and LNG. Porto Brasil, with a retro area of 1,900 hectares, is being designed to shift iron ore, containers, fertilizers, agricultural products and liquid products in bulk form. Porto Sudeste is also strategically located and has the capacity to house a distribution center and a mooring berth for iron ore ships.

(*) Information not reviewed by KPMG Auditores Independentes.

(In thousand of reais, unless stated otherwise)

MMX executes a contract for the acquisition of AVG Mineração S.A.

On July 5, 2007 MMX disclosed that it had entered into a contract with the shareholders of AVG Mineração S.A. ("AVG") for acquisition of all the shares of AVG. AVG has (i) a mine in operation, in the area known as Serra Azul, in Minas Gerais, and other mining rights and leasing activities in the area of Serra Azul (jointly referred to as "Minas Serra Azul"), (ii) railroad transportation and port service agreements, and (iii) supply agreements in progress relating to the sale and export of iron ore. According to the information provided by AVG, Minas Serra Azul produced approximately 1.6 million tons (*) of iron ore in 2006, and approximately 1 million (*) tons of iron ore in the first 5 months of 2007. With a basis on the estimates of the current management of AVG, the annual production of Minas Serra Azul can attain 2.5 million (*) tons of iron ore product this year.

The conclusion of the purchase of AVG by MMX should occur until middle of December, after the finalization of a *due diligence* by MMX, of the agreement relating to documents of the transaction and of the conclusion of stages preceding the closing of the transaction. In concluding the transaction, MMX will pay to AVG the sum of US$224 millions, in 5 installments over a period of 4 years. After AVG has obtained the environmental licensing of an additional mining right to which it has a purchase option, MMX will make a contingent payment of up to US$50 million to the shareholders of AVG. AVG also holds other mining rights of iron ore still unexplored in the state of Minas Gerais.

Subject to the satisfactory conclusion of the due diligence and to a detailed plan of the mine, MMX plans to invest in improvements at Minas Serra Azul, aiming to increase the production of these mines to their maximum capacity possible. Minas Serra Azul produce a mix of lump products, *sinter feed* and *pellet feed*, which would be supplementary to and synergic with the products of the MMX Integrated Systems. MMX plans to supply the necessary logistics for the production of Minas Serra Azul through the existing logistics contracts and, potentially, in the future, through Port of Açu or from of Port Sudeste, project under development by LLX Açu. Port of Açu belongs to the subsidiary of MMX, LLX Minas-Rio, and can connect to the national public railroad network through the construction of a branch line covering a distance of 45km.

According to the Contract of Sale of Shares made by and between MMX, Centennial Asset Mining Fund LLC and Anglo American Participações, MMX will offer its subsidiary MMX Minas-Rio, the option to execute the purchase of AVG, at cost, on its behalf.

(*)Information not reviewed by KPMG Auditores Independentes.

(In thousand of reais, unless stated otherwise)

Loans and Investments

The sources of resources necessary to finance the investments required for the various projects were structured by MMX with the main Brazilian banks and with BNDES. The graphs below (*) show (millions of US$) the total quantity of estimated investments, with the capital structured defined by the Company, including the projects of LLX and the current situation of the financings.


6,603
2,717
2,653
1,000
234
59
175
248
752
679
663
Corumbá
Amapá
Minas-Rio
LLX
Total
Debt (75%)
Equity (25%)


4,955
804
2,038
1,990
272
175
752
48
127
484
268
395
Corumbá
Amapá
Minas-Rio
LLX
Total
Committed
Under negotiation
To be negotiated

In the graph below (*) we show the strong cash position on September 30, 2007, in millions of US$, of Sistemas MMX, mainly formed by the resources of the Public Offering (July 2006) and the contribution of the strategic shareholder's, Cleveland Cliffs and Anglo American.

(*)Information not reviewed by KPMG Auditores Independentes.

(In thousand of reais, unless stated otherwise)


324
272
252
20
85
84
1
80
939
859
826
398
428
MMX S.A.
Corumbá
Amapá
Minas-Rio
Consolidated *
Debt
Cash and cash equivalents
Net Debt

Geological Resources

On May 30, 2007 we disclosed the conclusion of the Reports of Certification of Resources and Mining Reserves of the Corumbá, Amapá and Minas-Rio Systems.

The auditing of the resources and reserves was carried out according to the standards established by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM Standards") and by the document designated National Instrument 43-101 of the Canadian Securities Administrators (NI 43-101). SRK Consulting, specialized in geology, mining and determination of mineral deposits, was the company responsible for the audit.

The fulfillment of the recommendations and requirements contained in NI 43-101, recognized and accepted worldwide, confers the necessary transparency to the quantity and quality of mineral deposits of MMX. The Company will start to adopt this methodology in future disclosures of mineral deposits and reserves.

The Mining management of MMX prepared a document - Notes to the Reports of Certification of Deposits and Reserves - containing the necessary information about the technical reports made available at the *website* of MMX.

Consolidated quarterly information

The quarterly information presented reflects the implementation phase of the Company's subsidiaries, represented by investments, costs and expenses related to projects under development.

(*) Information not reviewed by KPMG Auditores Independentes.

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

(In thousand of reais, unless stated otherwise)

Net income for the quarter was positively affected by the capital gain of R$830.8 million in the interest of subsidiaries MMX Minas-Rio and LLX Minas-Rio, due to the subscription of new shares by Anglo American Participações, resulting in the reduction of investment interests of MMX from 70% to 51%.

The *highlights* for the first nine months of 2007 were:

- Net income of R$833.9 million;
- Net revenues of R$108.3 million;
- Net financial income of R$86.1 million;
- General and administrative expenses of R$61.9 million;
- Cash and cash equivalents of R$1,515.0 million;
- Gross debt of R$731.7 million; and
- Shareholder's equity of R$1,881.9 million.

As a strategy to prevent and reduce the effects of exchange rate fluctuation, especially on local currency investments, the management adopts the policy of holding derivatives through non deliverable forward operations, assets in reais and liabilities in US Dollars, all registered in CETIP.

From the liquidation of the non deliverable forward operations in September 2007, the Company obtained net positive result of R$347 thousand, taken to deferred charges by the subsidiaries in their pre-operational phase

On September 30, 2007, outstanding operations represented unrealized positive results in the amount of R$61,201. It is worth mentioning that this result is subject to exchange rate fluctuations while the operations are open. In case of currency depreciation, the Company may record negative results in these operations.

(In thousand of reais, unless stated otherwise)

Subsequent events

Offers of primary public offer of LLX

LLX Logística intends to perform a primary public distribution of shares to obtain the necessary resources to finance the projects to be developed by the Company. To this effect, on October 17, 2007 LLX submitted an application at CVM for the registration of a public offering of primary distribution ("Offering") of non-par, book-entry, common shares, issued by the Company ("Shares"), intended for trading on BOVESPA, in the differentiated segment of corporate governance designated *Novo Mercado* ("New Market"). The Offering will include the primary distribution of Shares in Brazil (the "Offering") with sales efforts abroad. The Offering will also include the distribution of Global Depositary Shares, represented by GDRs, all under the terms of the investment mechanisms regulated by the National Monetary Council, Central Bank of Brazil and CVM, in conformity with the provisions in the registration exemptions provided in the United States Securities Act of 1933 (as applicable).

The Offering will be carried out under the terms of CVM Instruction 400, of December 29, 2003 ("CVM Instruction 400/03"), under the coordination of Banco de Investimentos Credit Suisse (Brazil) S.A. ("Coordinator").

The sales price will be set after the respective bookbuilding procedure ("collection of investment intentions"), under the terms of Articles 23, Paragraph One, and 44 of CVM Instruction 400/03.

The Offering should be approved by the Board of Directors of LLX, including as regards the number of shares to be issued, the sales price per share and the amount of the capital increase, before the concession of public distribution registration by CVM.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	**MMX MINERAÇÃO E METÁLICOS S/A**	**02.762.115/0001-49**

09.01 - INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARIES/ASSOCIATED COMPANIES	3 - CNPJ - TAXPAYER REGISTER	4 - CLASSIFICATION	5 - OWNERSHIP% IN SUBSIDIARY'S	6 - SHAREHOLDER'S EQUITY % IN PARENT COMPANY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES IN CURRENT QUARTER (THOUSAND)		9 - NUMBER OF SHARES IN PRIOR QUARTER (THOUSAND)	
01	MMX AMAPÁ MINERAÇÃO LTDA.	06.030.747/0001-79	SUBSIDIARY NON-PUBLICLY HELD COMPANY	70.00	13.00
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		4,640		4640	
02	MMX MINAS-RIO MINERAÇÃO S.A.	02.359.572/0001-97	SUBSIDIARY NON-PUBLICLY HELD COMPANY	70.00	69.00
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		1,760		897	
03	MMX CORUMBÁ MINERAÇÃO LTDA.	07.557.381/0001-53	SUBSIDIARY NON-PUBLICLY HELD COMPANY	70.00	0.00
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		10,640		10.640	
04	MMX METÁLICOS CORUMBÁ LTDA.	06.129.747/0001-20	INVESTEE OF SUBSIDIARY	99.99	0.00
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		10		10	
05	MMX PROPERTIES LLC		INVESTEE OF SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		10		10	
06	IRX MINERAÇÃO LTDA.	06.863.224/0001-03	SUBSIDIARY NON-PUBLICLY HELD COMPANY	80.00	0.00
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		8		8	
07	MMX METÁLICOS AMAPÁ LTDA	08.730.172/0001-22	INVESTEE OF SUBSIDIARY	99.99	0.00
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		10		10	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	**MMX MINERAÇÃO E METÁLICOS S/A**	**02.762.115/0001-49**

09.01 - INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARIES/ASSOCIATED COMPANIES	3 - CNPJ - TAXPAYER REGISTER	4 - CLASSIFICATION	5 - OWNERSHIP% IN SUBSIDIARY'S	6 - SHAREHOLDER'S EQUITY % IN PARENT COMPANY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES IN CURRENT QUARTER (THOUSAND)		9 - NUMBER OF SHARES IN PRIOR QUARTER (THOUSAND)	
08	LLX LOGISTICA S.A.	08.741.499/0001-08	SUBSIDIARY NON-PUBLICLY HELD COMPANY	99.99	18.00
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		5,120		5,120	
09	BAHIA FERRO MINERAÇÃO LTDA	07.778.967/0001-48	SUBSIDIARY NON-PUBLICLY HELD COMPANY	24.00	0.00
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		120		120	
10	BAY SERVICE SERVIÇOS PORTUÁRIOS LTDA	05.946.131/0001-80	SUBSIDIARY NON-PUBLICLY HELD COMPANY	95.00	0.00
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		50		0	

16.01 - OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

1. SHAREHOLDERS HOLDING MORE THAN 5% OF SHARES OF EACH TYPE AND CLASS (*)

SHAREHOLDINGS OF MORE THAN 5% OF THE COMPANY'S SHARES OF EACH TYPE AND CLASS, BROKEN DOWN TO THE INDIVIDUAL LEVEL						
Company: MMX MINERAÇÃO E METÁLICOS S.A.					Position as of 09/30/2007 (Units)	
Shareholder	Common Shares		Preferred Shares		Total	
	Number	%	Number	%	Number	%
Eike Furhken Batista	9,159,238	60.1	-	-	9,159,238	60.1
Ontario Teachers Pension Plan	759,600	4.9	-	-	759,600	4,9
Other	5,311,654	35.0	-	-	6,071,254	35.0
Total	**15,230,492**	**100.0**	-	-	**15,230,492**	**100.00**

SHAREHOLDINGS OF MORE THAN 5% OF THE COMPANY'S SHARES OF EACH TYPE AND CLASS, BROKEN DOWN TO THE INDIVIDUAL LEVEL						
Company: MMX MINERAÇÃO E METÁLICOS S.A.					Position as of 07/09/2007 (Units)	
Shareholder	Common Shares		Preferred Shares		Total	
	Number	%	Number	%	Number	%
Eike Furhken Batista	4,646,078	61.1	-	-	4,646,078	61.1
Gavião M Trading LLC	370,200	4.8	-	-	370,200	4.8
Other	2,591,478	34.1	-	-	2,591,478	34.1
Total	**7,607,756**	**100.00**	-	-	**7,607,756**	**100.00**

2. SHAREHOLDING OF CONTROLLING PARTIES, MANAGEMENT AND OUTSTANDING SHARES (*)

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES

Position as of 9/30/2007

Shareholder	Number of Common Shares (Units)	%	Number of Preferred Shares (Units)	%	Total Number of Shares (Units)	%
Controlling Shareholder	9,159,238	60.1			9,159,238	60.1
Management						
Board of Directors	11,536	0.1			11.536	0.1
Officers	159,976	1.1			159,976	1.1
Fiscal Council						
Treasury Shares						
Other Shareholders	5,899,742	38.7			5,899,742	38.7
Total	**15,230,492**	**100.0**			**15,230,492**	**100.0**
Outstanding Shares	5,899,742	38.7			5,899,742	38.7

N.B.: The Company does not have a constituted Fiscal Council.

16.01 - OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES

AND MANAGEMENT AND OUTSTANDING SHARES

Position as of 06/30/2007

Shareholder	Number of Common Shares (Units)	%	Number of Preferred Shares (Units)	%	Total Number of Shares (Units)	%
Controlling Shareholder	4,646,078	61.10	-	-	4,646,078	61.1
Management						
Board of Directors	512	0.007			512	0.007
Officers	48,940	0.6	-		48,940	0.6
Fiscal Council	-		-		-	
Treasury Shares	-		-		-	
Other Shareholders	2,912,266	38.3		-	2,912,266	38.3
Total	**7,607,756**	**100.0**	-	-	**7,607,756**	**100.0**
Outstanding Shares	2,912,226		-	-	2,912,226	

3. **THE COMPANY IS BOUND TO ARBITRATION AT THE MARKET ARBITRATION CHAMBER, IN ACCORDANCE WITH THE ARBITRATION CLAUSE PROVIDED FOR IN ITS BYLAWS.**

(*) Information not reviewed by KPMG Auditores Independentes.

Report of independent accountants on special review

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the CVM).
To
The Board of Directors and Shareholders of
MMX Mineração e Metálicos S.A.
Rio de Janeiro - RJ

We have reviewed the quarterly information of MMX Mineração e Metálicos S.A. for the quarter ended September 30, 2007, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the related statement of operations and the consolidated statement of operations, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with the review standards established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Council Accountancy which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operating areas of the Company and of its subsidiaries, regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events that have or may have, a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material change which should be made to the quarterly information above for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Exchange Commission (CVM), specifically applicable to the mandatory quarterly information.

Our special review was performed for the purpose of issuing a special review report on the quarterly information referred to above. The statements of cash flows for the nine-month period ended September 30, 2007 represent supplementary information to those quarterly information, are not required by accounting practices adopted in Brazil and are being presented to facilitate additional analysis. These supplementary information were submitted to the same review procedures as applied to the quarterly information referred to above and, based on our special review, we are not aware of any material change which should be made for them to be in accordance with the quarterly information referred to in the first paragraph, taken as a whole.

17.01 - SPECIAL REVIEW REPORT - UNQUALIFIED

As discussed in Note 1, the Company's subsidiaries MMX Amapá Mineração Ltda., MMX Metálicos Corumbá Ltda., MMX Metálicos Amapá Ltda., LLX Logística S.A., Bahia Ferro Mineração Ltda., IRX Mineração Ltda., MMX Mineração do Serro Ltda., LLX Açu Operações Portuárias S.A., MMX Minas-Rio Mineração S.A. (former MMX Minas-Rio Mineração e Logística Ltda.) and LLX Minas-Rio Logística S.A. are in a pre-operating stage. Thus, results corresponding to the pre-operational activities of these subsidiaries are recorded in deferred charges and deferred income, except for expenditures which are not associated to any future benefits, which have been transferred, from deferred charges and/or deferred income to the results for the year. The Company also has goodwill balances coming from the acquisition of subsidiaries. The recoverability of the amounts recorded as permanent assets depends on the success of the future operations of the Company and its subsidiaries, as well as the subsidiaries are dependent upon the financial support of shareholders and/or on capital infusions from third-parties up to the moment their operations are profitable. Management's plans in regard operational activities are also described in Note 1.

November 14, 2007

KPMG Auditores Independentes
CRC-SP-14.428/O-6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-2

(In thousand of reais, unless stated otherwise)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	**MMX MINERAÇÃO E METÁLICOS S.A.**	**02.762.115/0001-49**

INDEX

(In thousand of reais, unless stated otherwise)

END